      AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON MAY 19, 1995

                                                                        33-
- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                           --------------------------

                                    FORM S-3
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                            ------------------------

                          ADC TELECOMMUNICATIONS, INC.
             (Exact name of registrant as specified in its charter)

               MINNESOTA                                41-0743912
    (State or other jurisdiction of                  (I.R.S. Employer
     incorporation or organization)               Identification Number)

                             12501 WHITEWATER DRIVE
                          MINNETONKA, MINNESOTA 55343
                                 (612) 938-8080
    (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)
                           --------------------------

                              MR. ROBERT E. SWITZ
                    VICE PRESIDENT, CHIEF FINANCIAL OFFICER
                          ADC TELECOMMUNICATIONS, INC.
                             12501 WHITEWATER DRIVE
                          MINNETONKA, MINNESOTA 55343
                                 (612) 938-8080
 (Name, address, including zip code, and telephone number, including area code, of agent for service)
                           --------------------------

                                   COPIES TO:

           Lee R. Mitau, Esq.                     Gregory M. Gallo, Esq.
       Dorsey & Whitney P.L.L.P.              Gray Cary Ware & Freidenrich,
         Pillsbury Center South                 A Professional Corporation
         220 South Sixth Street                    400 Hamilton Avenue
   Minneapolis, Minnesota 55402-1498         Palo Alto, California 94301-1825
             (612) 340-2600                           (415) 328-6561

                           --------------------------

          APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:
AS SOON AS PRACTICABLE AFTER THE EFFECTIVE DATE OF THIS REGISTRATION STATEMENT.
                           --------------------------

    If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. / /

    If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. / /
                           --------------------------

                        CALCULATION OF REGISTRATION FEE

                                                                                 PROPOSED
                                                                 PROPOSED        MAXIMUM
               TITLE OF EACH                                     MAXIMUM        AGGREGATE       AMOUNT OF
            CLASS OF SECURITIES                AMOUNT TO BE   OFFERING PRICE     OFFERING      REGISTRATION
              TO BE REGISTERED                REGISTERED (1)   PER UNIT (2)     PRICE (2)          FEE
                                                6,325,000
Common Stock, $.20 par value................      shares          $30.00       $189,750,000      $65,432

(1) Including 825,000 shares which the Underwriters may purchase to cover over-allotments, if any.
(2) Estimated solely for the purposes of calculating the registration fee, based on the average of the high and low sale prices of the Common Stock as reported on The Nasdaq Stock Market on May 12, 1995.

                           --------------------------

    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

                                EXPLANATORY NOTE

    The shares of Common Stock registered by this registration statement are to be issued pursuant to two forms of prospectus: one to be used in connection with a United States offering (the "U.S. Prospectus") and one to be used in connection with a concurrent international offering (the "International Prospectus"). The U.S. Prospectus and the International Prospectus will be identical except for the front and back cover pages. The form of U.S. Prospectus is included herewith in its entirety. Only the front and back cover pages of the International Prospectus are included, appearing at the end of the U.S. Prospectus.

Information contained herein is subject to completion or amendment. A registration statement relating to these securities has been filed with the Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any State in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such State.

                   Subject to Completion, dated May 19, 1995

PROSPECTUS
                                5,500,000 SHARES

                                     [LOGO]
                                  COMMON STOCK
                                ----------------

    All of the shares of Common Stock offered hereby are being sold by ADC Telecommunications, Inc. ("ADC" or the "Company"). Of the 5,500,000 shares, 4,400,000 shares are being offered in the United States by the U.S. Underwriters (the "U.S. Offering") and 1,100,000 shares are being offered outside the United States by the International Managers (the "International Offering" and together with the U.S. Offering, the "Offerings"). The public offering price and underwriting discounts and commissions are identical for both Offerings.

    The Company's Common Stock is traded on the Nasdaq National Market under the symbol "ADCT." On May 17, 1995, the last reported sale price of the Company's Common Stock on the Nasdaq National Market was $32.00 per share. See "Price Range of Common Stock and Dividend Policy."

                             ---------------------

   THE COMMON STOCK OFFERED HEREBY INVOLVES A HIGH DEGREE OF RISK. SEE "RISK
                                   FACTORS."

                             ---------------------

THESE  SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
   EXCHANGE COMMISSION  OR ANY  STATE SECURITIES  COMMISSION NOR  HAS  THE
      SECURITIES   AND  EXCHANGE  COMMISSION  OR  ANY  STATE  SECURITIES
        COMMISSION PASSED  UPON THE  ACCURACY OR  ADEQUACY OF  THIS
             PROSPECTUS.  ANY REPRESENTATION TO THE CONTRARY IS
                              A CRIMINAL OFFENSE.

                                                            Underwriting
                                                             Discounts
                                          Price to              and             Proceeds to
                                           Public         Commissions (1)       Company (2)
Per Share..........................          $                   $                   $
Total (3)..........................          $                   $                   $

(1) The Company has agreed to indemnify the U.S. Underwriters and the International Managers against certain liabilities, including liabilities under the Securities Act of 1933, as amended. See "Underwriting."
(2) Before deducting estimated expenses of the Offerings of $475,000 payable by the Company.
(3) The Company has granted the U.S. Underwriters and the International Managers 30-day options to purchase up to 825,000 additional shares of Common Stock on the same terms and conditions as set forth above, solely to cover over-allotments, if any. If such options are exercised in full, the total Price to Public, Underwriting Discounts and Commissions and Proceeds
     to the Company will be  $       , $        and $       , respectively.  See
     "Underwriting."

                             ---------------------

    The shares of Common Stock offered by this Prospectus are offered by the U.S. Underwriters subject to prior sale, to withdrawal, cancellation or modification of the offer without notice, to delivery to and acceptance by the U.S. Underwriters and to certain other conditions. It is expected that delivery of the certificates for the shares of Common Stock will be made at the offices
of Lehman Brothers Inc., New York, New York, on or about June   , 1995.

                             ---------------------

LEHMAN BROTHERS                                             GOLDMAN, SACHS & CO.

June   , 1995

                                [INT'L VERSION]
Information contained herein is subject to completion or amendment. A registration statement relating to these securities has been filed with the Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any State in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such State.

                   Subject to Completion, dated May 19, 1995

PROSPECTUS
                                5,500,000 SHARES

                                     [LOGO]
                                  COMMON STOCK
                                ----------------

    All of the shares of Common Stock offered hereby are being sold by ADC Telecommunications, Inc. ("ADC" or the "Company"). Of the 5,500,000 shares, 1,100,000 shares are being offered outside the United States by the International Managers (the "International Offering") and 4,400,000 shares are being offered in the United States by the U.S. Underwriters (the "U.S. Offering" and together with the International Offering, the "Offerings"). The public offering price and underwriting discounts and commissions are identical for both Offerings.

    The Company's Common Stock is traded on the Nasdaq National Market under the symbol "ADCT." On May 17, 1995, the last reported sale price of the Company's Common Stock on the Nasdaq National Market was $32.00 per share. See "Price Range of Common Stock and Dividend Policy."

                             ---------------------

   THE COMMON STOCK OFFERED HEREBY INVOLVES A HIGH DEGREE OF RISK. SEE "RISK
                                   FACTORS."

                             ---------------------

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES  AND
   EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION
      NOR  HAS  THE  SECURITIES  AND  EXCHANGE  COMMISSION  OR  ANY  STATE
        SECURITIES   COMMISSION    PASSED   UPON    THE   ACCURACY    OR
             ADEQUACY   OF  THIS   PROSPECTUS.  ANY  REPRESENTATION
                     TO THE CONTRARY IS A CRIMINAL OFFENSE.

                                                            Underwriting
                                                             Discounts
                                          Price to              and             Proceeds to
                                           Public         Commissions (1)       Company (2)
Per Share..........................          $                   $                   $
Total (3)..........................          $                   $                   $

(1) The Company has agreed to indemnify the International Managers and the U.S. Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended. See "Underwriting."
(2) Before deducting estimated expenses of the Offerings of $475,000 payable by the Company.
(3) The Company has granted the International Managers and the U.S. Underwriters 30-day options to purchase up to 825,000 additional shares of Common Stock on the same terms and conditions as set forth above, solely to cover over-allotments, if any. If such options are exercised in full, the total Price to Public, Underwriting Discounts and Commissions and Proceeds
     to  the Company will be  $       , $       and  $       , respectively. See
     "Underwriting."

                             ---------------------

    The shares of Common Stock offered by this Prospectus are offered by the International Managers subject to prior sale, to withdrawal, cancellation or modification of the offer without notice, to delivery to and acceptance by the International Managers and to certain other conditions. It is expected that delivery of the certificates for the shares of Common Stock will be made at the
offices of Lehman Brothers Inc., New York, New York, on or about June   , 1995.

                             ---------------------

LEHMAN BROTHERS                                      GOLDMAN SACHS INTERNATIONAL

June   ,1995

                             AVAILABLE INFORMATION

    The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports, proxy and information statements and other information with the Securities and Exchange Commission (the "Commission"). Reports, proxy statements and other information filed by the Company with the Commission pursuant to the Exchange Act may be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the Commission's regional offices located at Seven World Trade Center, 13th Floor, New York, New York 10048 and at Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such material also can be obtained from the Public Reference Branch of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates.

    The Company has filed with the Commission a registration statement on Form S-3 (herein, together with all amendments and exhibits, referred to as the Registration Statement) under the Securities Act of 1933, as amended (the "Securities Act"). This Prospectus does not contain all of the information set forth in the Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the Commission. For further information, reference is hereby made to the Registration Statement.

                      DOCUMENTS INCORPORATED BY REFERENCE

    The following documents filed with the Commission (File No. 0-1424) pursuant to the Exchange Act are incorporated herein by reference: (i) the Company's Annual Report on Form 10-K for the fiscal year ended October 31, 1994; (ii) the Company's Quarterly Report on Form 10-Q for the quarterly period ended January 31, 1995; (iii) the description of the Company's Common Stock contained in Item 1 of Amendment No. 2 on Form 8 to the Company's Registration Statement on Form 8-A filed with the Commission on August 16, 1989; and (iv) the description of the Company's Common Stock Purchase Rights contained in its Registration Statement on Form 8-A filed with the Commission on September 23, 1986, as amended by an Amendment No. 1 on Form 8 to the Company's Registration Statement on Form 8-A on August 16, 1989.

    All reports and other documents subsequently filed by the Company pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this Prospectus and prior to the termination of this offering shall be deemed to be incorporated by reference in this Prospectus and to be a part hereof from the date of filing of such documents. Any statement incorporated herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of the Registration Statement or this Prospectus. The Company will provide without charge to each person to whom this Prospectus is delivered, upon the written or oral request of such person, a copy of any and all of the documents which are incorporated herein by reference (other than exhibits to such documents, unless such exhibits are specifically incorporated by reference into such document). Requests for such documents should be directed to ADC
Telecommunications, Inc., Investor Relations, 4900 West 78th Street, Minneapolis, Minnesota 55435, or by calling (612) 938-8080.
                             ---------------------

    IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE COMMON STOCK AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

    IN CONNECTION WITH THIS OFFERING, CERTAIN UNDERWRITERS AND SELLING GROUP MEMBERS (IF ANY) MAY ENGAGE IN PASSIVE MARKET MAKING TRANSACTIONS IN THE COMMON STOCK OF THE COMPANY ON THE NASDAQ NATIONAL MARKET IN ACCORDANCE WITH RULE 10b-6A UNDER THE EXCHANGE ACT. SEE "UNDERWRITING."
                             ---------------------

    Soneplex-Registered Trademark-, NetStar-Registered Trademark-, FiberGuide-Registered Trademark-, Homeworx-TM-, DV6000-TM-, PixlNet-TM-, CityWide-TM-, CityCell-TM-, CityRad-TM-, AAC-1-TM-, AAC-3-TM-, PatchMate-TM- and LightTracer-TM- are trademarks of the Company. All other trademarks appearing in this Prospectus are the property of their respective holders.

                               PROSPECTUS SUMMARY

    THE FOLLOWING SUMMARY IS QUALIFIED IN ITS ENTIRETY BY THE MORE DETAILED INFORMATION AND CONSOLIDATED FINANCIAL STATEMENTS, INCLUDING NOTES THERETO, APPEARING ELSEWHERE IN, OR INCORPORATED BY REFERENCE INTO, THIS PROSPECTUS. UNLESS OTHERWISE INDICATED: (I) ALL SHARE AND PER SHARE AMOUNTS HAVE BEEN RESTATED TO REFLECT A TWO-FOR-ONE STOCK SPLIT OF THE COMPANY'S COMMON STOCK,
$.20 PAR VALUE (THE "COMMON STOCK"), EFFECTED IN THE FORM OF A 100% STOCK DIVIDEND IN JUNE 1993 AND AN ADDITIONAL TWO-FOR-ONE STOCK SPLIT OF THE COMMON STOCK EFFECTED IN THE FORM OF A 100% STOCK DIVIDEND IN FEBRUARY 1995; (II) THE TERMS "COMPANY" AND "ADC" REFER TO ADC TELECOMMUNICATIONS, INC. AND ITS WHOLLY OWNED SUBSIDIARIES, UNLESS THE CONTEXT OTHERWISE REQUIRES; (III) 1992, 1993, 1994 AND 1995 REFER TO THE COMPANY'S FISCAL YEARS ENDED OR ENDING OCTOBER 31, 1992, 1993, 1994 AND 1995, RESPECTIVELY; AND (IV) THE INFORMATION CONTAINED IN THIS PROSPECTUS ASSUMES NO EXERCISE OF THE UNDERWRITERS' OVER-ALLOTMENT OPTION.

                                  THE COMPANY

    ADC designs, manufactures and markets transmission, networking, access and connectivity products for use in broadband global networks. The Company's wide range of products employ fiber, hybrid fiber coax, wireless and traditional copper-based technologies. The Company's customers include: public network providers, which consist of all seven of the Regional Bell Operating Companies ("RBOCs"), other telephone companies, long distance carriers, wireless service providers, the major cable TV operators and other domestic public network providers; private and governmental network providers (such as various large business customers and governmental agencies); and international network operators. The Company also sells indirectly to these customers through the major telecommunications original equipment manufacturers ("OEMs"). The Company's products enable these network providers to build and upgrade their networks to support increasing user demand for voice, data and video services.

    ADC seeks to capitalize on opportunities in the evolving global telecommunications market by providing equipment, services and integrated solutions for its customers' voice, data and video needs. Key components of the Company's strategy include: (i) focusing on broadband (1.544 Mbps or higher) network opportunities, (ii) providing end-to-end network solutions, (iii) leveraging technological capabilities across product groups, (iv) expanding international presence and (v) pursuing strategic alliances and acquisitions. ADC offers a broad line of telecommunications equipment that provides customers with solutions for key network needs from the central office, through the local loop, into the customer premise and across the enterprise network. ADC seeks to leverage its substantial expertise in fiber optics, broadband, video and wireless technologies across its product groups in order to develop new product architectures and network management tools for its customers' evolving voice, data and video network needs in a variety of applications.

    The Company's products can be categorized into three general product groups: transmission, enterprise networking and broadband connectivity. These product groups accounted for 23%, 28% and 49%, respectively, of the Company's net sales for the year ended October 31, 1994 and 28%, 24% and 48%, respectively, of the Company's net sales for the six months ended April 30, 1995. The Company's emphasis on fiber optic products is demonstrated by ADC's increasing net sales of fiber optic products over each of the last three years.

    A majority of the Company's sales are made by a direct sales force, and the Company maintains sales offices throughout the United States and also maintains offices in Canada, Europe, the Pacific Rim, Australia and Central and South America. The public network providers, private and governmental network providers and international sales accounted for 57%, 28% and 15%, respectively, of the Company's net sales in 1994 and 57%, 25%, and 18%, respectively, of net sales for the six months ended April 30, 1995.

    The Company was incorporated under the laws of the State of Minnesota in 1953. The Company's principal offices are located at 12501 Whitewater Drive, Minnetonka, Minnesota 55343 and its telephone number at that location is (612) 938-8080.

                                  THE OFFERING

Common Stock offered............................  5,500,000 shares
Common Stock to be outstanding after the
 offering.......................................  61,645,662 shares(1)
Nasdaq National Market symbol...................  ADCT
Use of Proceeds.................................  General  corporate  purposes,   including
                                                  working capital, capital expenditures and
                                                  possible    acquisitions   or   strategic
                                                  alliances. See "Use of Proceeds."

                      SUMMARY CONSOLIDATED FINANCIAL DATA

                                                                                              SIX MONTHS ENDED
                                                            YEARS ENDED OCTOBER 31,              APRIL 30,
                                                       ----------------------------------  ----------------------
                                                          1992        1993        1994        1994        1995
                                                       ----------  ----------  ----------  ----------  ----------
                                                                (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
STATEMENT OF INCOME DATA:
  Net sales..........................................  $  316,496  $  366,118  $  448,735  $  204,749  $  262,116
  Gross profit.......................................  $  161,422  $  187,546  $  227,287  $  103,342  $  128,411
  Operating income (2)...............................  $   35,873  $   50,449  $   64,379  $   26,758  $   31,384
  Net income before extraordinary item (3)...........  $   21,026  $   31,636  $   40,521  $   16,780  $   20,855
  Net income.........................................  $   21,026  $   31,636  $   39,071  $   15,330  $   20,855
  Average common shares outstanding..................      54,176      54,998      55,610      55,520      55,974
  Earnings per share before extraordinary item (3)...  $      .39  $      .58  $      .73  $      .30  $      .37
  Earnings per share.................................  $      .39  $      .58  $      .70  $      .27  $      .37

                                                                                             APRIL 30, 1995
                                                                        OCTOBER 31,    --------------------------
                                                                           1994          ACTUAL    AS ADJUSTED(4)
                                                                      ---------------  ----------  --------------
BALANCE SHEET DATA:
  Cash and cash equivalents.........................................    $    49,512    $   37,135   $    205,180
  Working capital...................................................        132,015       149,389        317,434
  Total assets......................................................        334,684       353,297        521,342
  Total debt........................................................            810           410            410
  Total stockholders' investment....................................        264,758       286,937        454,982

- ------------------------
(1) Based on actual shares outstanding as of April 30, 1995. Excludes an aggregate of 4,772,360 shares reserved for issuance under the Company's incentive and stock option plans, of which options to purchase 2,956,396 shares were outstanding as of April 30, 1995.

(2) Operating income was reduced by expenses primarily related to reductions in personnel which totalled $3,800,000 in the year ended October 31, 1992 and $3,914,000 in the six months ended April 30, 1995. See Note 9 of Notes to Consolidated Financial Statements.

(3) An extraordinary charge of $1,450,000 (or $.03 per share), net of income taxes, recorded in the quarter ended January 31, 1994, represents the charge to clean up and repair the damage from an earthquake at the Company's facility in California. See Note 2 of Notes to Consolidated Financial Statements.

(4) Adjusted to reflect the sale of the 5,500,000 shares offered by the Company, at the assumed public offering price of $32.00 per share.

                                  RISK FACTORS

    The following risk factors should be considered carefully in addition to the other information contained in or incorporated by reference into this Prospectus before purchasing the Common Stock offered hereby:

RAPID TECHNOLOGICAL CHANGE AND IMPORTANCE OF NEW PRODUCTS

    The telecommunications equipment industry is characterized by rapid technological change, evolving industry standards, changing market conditions and frequent new product introductions and enhancements. The introduction of products embodying new technologies or the emergence of new industry standards can render existing products or products under development obsolete or unmarketable. The Company's ability to anticipate changes in technology and industry standards and to successfully develop and introduce new products on a timely basis will be a significant factor in the Company's ability to grow and remain competitive. New product development often requires long-term forecasting of market trends, development and implementation of new technologies and processes and a substantial capital commitment. In particular, the Company has recently invested substantial resources toward the development of new products such as its Homeworx system utilizing hybrid fiber coax technology. The Company has shipped the Homeworx system for video-only applications to a limited number of customers for initial deployment and is engaged in extensive field testing of versions of its Homeworx system designed for deployment in integrated video and telephony and telephony-only broadband applications. Development and customer acceptance of new products is inherently uncertain, and there can be no assurance that the Company will successfully complete the development of the enhanced versions of the Homeworx system for telephony applications or other new products on a timely basis or that such products will be commercially successful. Any failure by the Company to anticipate or respond on a cost-effective and timely basis to technological developments, changes in industry standards or customer requirements, or any significant delays in product development or introduction, could have a material adverse effect on the Company's business, operating results and financial condition. See "Business--Product Groups" and "--Research and Development."

UNCERTAIN MARKET FOR BROADBAND NETWORK PRODUCTS

    Historically, the Company's principal product offerings have generally consisted of copper-based and fiber-based products designed to address the needs of its customers for transmission, enterprise networking and connectivity applications on traditional telephony networks. With the growth of multimedia applications and the associated development of enhanced voice, data and video transmission services, the Company's more recent product offerings and research and development efforts have increasingly focused on emerging technologies and applications relating to the broadband telecommunications equipment market. The market for broadband telecommunications equipment is evolving and rapidly changing. The Company's future growth is dependent in part on its ability to successfully develop and commercially introduce new products in each of its product groups addressing this market, as well as the growth in this market. The growth in the market for such broadband telecommunications products is dependent on a number of factors, including the amount of capital expenditures by public network providers, regulatory and legal developments and end-user demand for integrated voice, data, video and other network services. There can be no assurance that the Company's new or enhanced products will meet with market acceptance or be profitable. See "Management's Discussion and Analysis of Financial Conditions and Results of Operations--Results of Operations."

COMPETITION

    Competition in the telecommunications equipment industry is intense, and the Company believes that competition may increase substantially with the deployment of broadband networks and potential regulatory changes. Many of the Company's foreign and domestic competitors have more extensive engineering, manufacturing, marketing, financial and personnel resources than those of the Company. The Company believes its success in competing with other manufacturers of telecommunications equipment depends primarily on its engineering, manufacturing and marketing skills, the price, quality and reliability of its products, and its delivery and service capabilities. While the market for the Company's products has not historically been characterized by significant price competition, the Company may face increasing pricing pressures from current and future competitors in certain or all of the markets for its products. In addition, the Company believes that technological change, the increasing addition of data, video and other services to networks, continuing regulatory change and industry consolidation or new entrants will continue to cause rapid evolution in the competitive environment of the telecommunications equipment market, the full scope and nature of which is difficult to predict at this time. Increased competition could result in price reductions, reduced margins and loss of market share by the Company. There can be no assurance that the Company will be able to compete successfully with its existing or new competitors or that competitive pressures faced by the Company will not materially and adversely affect its business, operating results and financial condition. See "Business--Competition."

FLUCTUATIONS IN OPERATING RESULTS

    The Company's operating results may fluctuate significantly from quarter to quarter due to several factors, including without limitation the volume and timing of orders from and shipments to major customers, the timing of new product announcements by and the availability of product from the Company or its competitors, overall level of capital expenditures by public network providers, market acceptance of new and enhanced versions of the Company's products, variations in the mix of products sold by the Company or its sales channels and the availability and cost of key components. The Company's expense levels are based in part on expectations of future revenues. If revenue levels in a particular period do not meet expectations, operating results will be adversely affected. In addition, the Company's results of operations are subject to seasonal factors. The Company historically has experienced a stronger demand for its products in the fourth fiscal quarter, primarily as a result of customer budget cycles and Company year-end incentives, and has experienced a weaker demand for its products in the first fiscal quarter, primarily as a result of the number of holidays in late November, December and early January and a general industry slowdown during that period. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Results of Operations--Quarterly Results of Operations."

CHANGING REGULATORY ENVIRONMENT

    The telecommunications industry is subject to regulation in the United States and other countries. Federal and state regulatory agencies regulate most of the Company's domestic customers. The Company's business is dependent upon the continued growth of the telecommunications industry in the United States and internationally. Legislation has been introduced in the U.S. Congress that would lift certain restrictions on the ability of companies, including RBOCs and other customers of the Company, to compete with the Company; however, the outcome and the scope of the legislative process and the resulting effect on the market for the Company's products is difficult to predict at this time. Changes in current or future laws or regulations, in the United States or elsewhere, could materially and adversely affect the Company's business. See "Business--Industry Background."

INTERNATIONAL OPERATIONS

    International sales accounted for 15.6%, 16.1%, 15.0% and 17.8% of the Company's net sales in fiscal 1992, 1993, 1994 and the six months ended April 30, 1995, respectively, and the Company believes that International sales may increase as a percentage of net sales in the future. In addition, the Company owns or has subcontracted for manufacturing operations located in Mexico, Australia and China. Due to its export sales and international manufacturing operations, the Company is subject to the risks of conducting business internationally, including unexpected changes in legislative or regulatory requirements, currency fluctuations which could materially and adversely affect U.S. dollar revenues or operating expenses, tariffs and other barriers and restrictions, potentially longer payment cycles, greater difficulty in accounts receivable collection, potentially adverse taxes, and the burdens of complying with a variety of foreign laws and telecommunications standards. The Company also is subject to general geopolitical risks, such as political and economic instability and changes in diplomatic and trade relationships, in connection with its international operations. There can be no assurance that such factors will not materially and adversely affect the Company's operations in the future or require the Company to modify significantly its current business practices. In addition, the laws of certain foreign countries may not protect the Company's proprietary technology to the same extent as do the laws of the United States. See "Business--Sales and Marketing" and "--Manufacturing and Facilities."

DEPENDENCE ON PROPRIETARY TECHNOLOGY

    The Company's future success depends in part upon its proprietary technology. Although the Company attempts to protect its proprietary technology through patents, copyrights and trade secrets, it also believes that its future success will depend upon product development, technological expertise and marketing efforts. There can be no assurance that the Company will be able to protect its technology or that competitors will not be able to develop similar technology independently. The Company has received and may in the future receive from third parties, including some of its competitors, notices claiming that it is infringing third-party patents or other proprietary rights. There can be no assurance that the Company would prevail in any litigation over third-party claims, or that it would be able to license any valid and infringed patents on commercially reasonable terms. Furthermore, litigation, regardless of its outcome, could result in substantial cost to and diversion of effort by the Company. Any litigation or successful infringement claims by third parties could materially and adversely affect the Company's business, operating results and financial condition. See "Business--Product Groups" and "--Research and Development."

VOLATILITY OF STOCK PRICE

    Based on the trading history of its stock, the Company believes factors such as announcements of new products by the Company or its competitors, quarterly fluctuations in the Company's financial results, customer contract awards, developments in telecommunications regulation and general conditions in the telecommunications equipment industry have caused and are likely to continue to cause the market price of the Company's Common Stock to fluctuate substantially. In addition, telecommunications equipment company stocks have experienced significant price and volume fluctuations that often have been unrelated to the operating performance of such companies. This market volatility may adversely affect the market price of the Company's Common Stock. See "Price Range of Common Stock and Dividend Policy."

                                USE OF PROCEEDS

    The net proceeds to the Company from the sale of the 5,500,000 shares of Common Stock being offered hereby are estimated to be $168,045,000 ($193,323,000 if the Underwriters' over-allotment option is exercised in full), assuming a public offering price of $32.00 per share and after deducting estimated underwriting discounts and commissions and offering expenses. The Company intends to use the net proceeds for general corporate purposes, including working capital, capital expenditures and possible acquisitions or strategic alliances. The Company believes that success in its industry requires substantial financial liquidity and capital to maintain the flexibility to take advantage of business opportunities as they arise. The Company also continually evaluates investment in or the acquisition of complementary businesses, assets and technologies and may use a portion of the net proceeds of this offering for such investments or acquisitions. The Company is presently evaluating various potential acquisitions; however, at this time the Company has no agreements or commitments with respect to any material investment or acquisition. Pending such uses, the Company intends to invest the net proceeds in short-term, investment grade, interest-bearing obligations.

                PRICE RANGE OF COMMON STOCK AND DIVIDEND POLICY

    The Company's Common Stock is traded on the Nasdaq National Market under the symbol "ADCT." The following table sets forth, for the periods indicated, high and low sale prices for the Common Stock on the Nasdaq National Market. All prices have been restated to reflect a two-for-one stock split effected in the form of a 100% stock dividend in June 1993 and an additional two-for-one stock split effected in the form of a 100% stock dividend in February 1995.

                                                     LOW       HIGH
                                                   -------    -------
FISCAL YEAR ENDED OCTOBER 31, 1993
  First Quarter................................... $ 9 1/8    $12 3/8
  Second Quarter..................................   9 3/8     11 3/4
  Third Quarter...................................  10 1/8     15 5/8
  Fourth Quarter..................................  14 5/8     22
FISCAL YEAR ENDED OCTOBER 31, 1994
  First Quarter...................................  15 1/2     19 3/8
  Second Quarter..................................  16 1/8     21 3/8
  Third Quarter...................................  18 1/8     23 3/8
  Fourth Quarter..................................  18 3/4     23 7/8
FISCAL YEAR ENDING OCTOBER 31, 1995
  First Quarter...................................  19 3/4     25 1/2
  Second Quarter..................................  22 5/8     34 1/4
  Third Quarter (through May 17, 1995)............  29 3/4     33 1/2

    No cash dividends have been declared or paid during the past five years. The Company currently anticipates that it will retain any future earnings for use in its business and does not anticipate paying any cash dividends in the foreseeable future. The Company's revolving credit agreements have certain restrictions on the payment of cash dividends. As of April 30, 1995, there were approximately 2,450 holders of record of the Common Stock.

                                 CAPITALIZATION

    The following table sets forth the consolidated capitalization of the Company at April 30, 1995 and as adjusted to give effect to the issuance and sale by the Company of the 5,500,000 shares of Common Stock offered hereby, at an assumed public offering price of $32.00 per share and the application of the estimated net proceeds therefrom. The financial data in the following table should be read in conjunction with the Company's Consolidated Financial Statements (and notes thereto) at April 30, 1995 contained in this Prospectus or incorporated by reference herein.

                                                                                            AS OF APRIL 30, 1995
                                                                                           -----------------------
                                                                                             ACTUAL    AS ADJUSTED
                                                                                           ----------  -----------
                                                                                               (IN THOUSANDS)
Long-term debt, less current maturities..................................................  $       --   $      --
Stockholders' Investment:
  Preferred Stock, no par value, 10,000,000 shares authorized; none issued or
   outstanding...........................................................................          --          --
  Common Stock, $.20 par value, 100,000,000 shares authorized; 56,146,000 shares issued
   and outstanding; 61,646,000 shares issued and outstanding, as adjusted (1)............      11,229      12,329
  Paid-in capital........................................................................      31,703     198,648
  Retained earnings......................................................................     246,331     246,331
  Deferred compensation..................................................................        (875)       (875)
  Cumulative translation adjustment......................................................      (1,451)     (1,451)
                                                                                           ----------  -----------
    Total stockholders' investment.......................................................     286,937     454,982
                                                                                           ----------  -----------
      Total capitalization...............................................................  $  286,937   $ 454,982
                                                                                           ----------  -----------
                                                                                           ----------  -----------

- ------------------------
(1) Excludes an aggregate of 4,772,360 shares reserved for issuance under the Company's incentive and stock option plans, of which options to purchase 2,956,396 shares were outstanding as of April 30, 1995.

                      SELECTED CONSOLIDATED FINANCIAL DATA

    The selected consolidated financial data presented below as of October 31, 1993 and 1994 and for the years ended October 31, 1992, 1993 and 1994 have been derived from the Consolidated Financial Statements of the Company included elsewhere in this Prospectus. The selected consolidated financial data presented below as of October 31, 1990, 1991 and 1992 and for the years ended October 31, 1990 and 1991 have been derived from the Consolidated Financial Statements of the Company not included in this Prospectus. The selected consolidated financial data presented below as of and for the six months ended April 30, 1994 and 1995 have been derived from unaudited interim consolidated financial statements of the Company. In the opinion of the Company's management, the unaudited interim consolidated financial statements have been prepared on the same basis as the audited consolidated financial statements and include all adjustments, consisting of normal recurring adjustments, necessary to fairly state the information set forth therein. The results of operations for the six months ended April 30, 1995 are not necessarily indicative of the results to be expected for a full year. Such data should be read in conjunction with the consolidated financial statements, related notes and other financial information contained in this Prospectus or incorporated by reference herein. See "Documents Incorporated by Reference."

                                                                                                           SIX MONTHS ENDED
                                                                 YEARS ENDED OCTOBER 31,                      APRIL 30,
                                                  -----------------------------------------------------  --------------------
                                                    1990       1991       1992       1993       1994       1994       1995
                                                  ---------  ---------  ---------  ---------  ---------  ---------  ---------
                                                                   (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
STATEMENT OF INCOME DATA:
Net sales.......................................  $ 259,802  $ 293,839  $ 316,496  $ 366,118  $ 448,735  $ 204,749  $ 262,116
Cost of product sold............................    133,802    148,614    155,074    178,572    221,448    101,407    133,705
                                                  ---------  ---------  ---------  ---------  ---------  ---------  ---------
Gross profit....................................    126,000    145,225    161,422    187,546    227,287    103,342    128,411
                                                  ---------  ---------  ---------  ---------  ---------  ---------  ---------
Expenses:
  Development and product engineering...........     25,462     32,315     36,063     40,988     48,974     23,250     29,146
  Selling and administration....................     62,793     74,369     82,966     93,311    110,799     51,767     62,401
  Goodwill amortization.........................        920      1,953      2,720      2,798      3,135      1,567      1,566
  Personnel reduction...........................     --         --          3,800     --         --         --          3,914
                                                  ---------  ---------  ---------  ---------  ---------  ---------  ---------
    Total expenses..............................     89,175    108,637    125,549    137,097    162,908     76,584     97,027
                                                  ---------  ---------  ---------  ---------  ---------  ---------  ---------
Operating income................................     36,825     36,588     35,873     50,449     64,379     26,758     31,384
Other income (expense), net:
  Interest......................................      1,255       (108)      (942)       183      1,158        297      1,203
  Other.........................................         92        (75)      (205)      (895)    (1,216)      (421)    --
                                                  ---------  ---------  ---------  ---------  ---------  ---------  ---------
Income before income taxes and extraordinary
 item...........................................     38,172     36,405     34,726     49,737     64,321     26,634     32,587
Provision for income taxes......................     15,269     14,380     13,700     18,101     23,800      9,854     11,732
                                                  ---------  ---------  ---------  ---------  ---------  ---------  ---------
Net income before extraordinary item............     22,903     22,025     21,026     31,636     40,521     16,780     20,855
Extraordinary item, net of taxes (1)............         --         --         --         --     (1,450)    (1,450)        --
                                                  ---------  ---------  ---------  ---------  ---------  ---------  ---------
Net income......................................  $  22,903  $  22,025  $  21,026  $  31,636  $  39,071  $  15,330  $  20,855
                                                  ---------  ---------  ---------  ---------  ---------  ---------  ---------
                                                  ---------  ---------  ---------  ---------  ---------  ---------  ---------
Average common shares outstanding...............     53,060     53,476     54,176     54,998     55,610     55,520     55,974
                                                  ---------  ---------  ---------  ---------  ---------  ---------  ---------
                                                  ---------  ---------  ---------  ---------  ---------  ---------  ---------
Earnings per share before extraordinary item
 (1)............................................  $     .43  $     .41  $     .39  $     .58  $     .73  $     .30  $     .37
                                                  ---------  ---------  ---------  ---------  ---------  ---------  ---------
                                                  ---------  ---------  ---------  ---------  ---------  ---------  ---------
Earnings per share..............................  $     .43  $     .41  $     .39  $     .58  $     .70  $     .27  $     .37
                                                  ---------  ---------  ---------  ---------  ---------  ---------  ---------
                                                  ---------  ---------  ---------  ---------  ---------  ---------  ---------
Orders (2)......................................  $ 265,272  $ 284,993  $ 322,823  $ 375,637  $ 462,332  $ 205,891  $ 269,679
                                                  ---------  ---------  ---------  ---------  ---------  ---------  ---------
                                                  ---------  ---------  ---------  ---------  ---------  ---------  ---------
BALANCE SHEET DATA (AT PERIOD END):
Cash and cash equivalents.......................  $  25,978  $  30,109  $  20,484  $  16,324  $  49,512  $  21,764  $  37,135
Working capital.................................     65,190     79,005     75,284     87,630    132,015    104,214    149,389
Total assets....................................    181,665    247,169    240,762    280,054    334,684    293,767    353,297
Total debt......................................      6,098     45,046     14,434      1,110        810        810        410
Total stockholders' investment..................    134,013    158,374    182,188    220,394    264,758    237,163    286,937

- ------------------------------
(1) An extraordinary charge of $1,450,000 (or $.03 per share), net of income taxes, recorded in the quarter ended January 31, 1994, represents the charge to clean up and repair the damage from an earthquake at the Company's facility in California.
(2) Orders reported for each period reflect purchase orders received during such period for which shipment has been scheduled within one year. Substantially all of the Company's products are shipped within the period that the related orders are received. As a result, orders correspond generally to net sales for the specified period and are not necessarily indicative of future results.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

OVERVIEW

    The Company offers a broad range of products to address key areas of the telecommunications network infrastructure. To meet its customers' needs, the Company offers equipment, services and integrated solutions within the following general functional product groups: transmission, enterprise networking and broadband connectivity. The Company's transmission products are sold primarily to public network providers in the United States and internationally. The Company's enterprise networking products are sold primarily to private voice, data and video network providers around the world. The Company's broadband connectivity products are sold to both public and private network providers.

    Historically, the Company's principal product offerings have generally consisted of copper-based and fiber-based products designed to address the needs of its customers for transmission, enterprise networking and connectivity on traditional telephony networks. With the growth of multimedia applications and the associated development of enhanced voice, data and video services, the Company's more recent product offerings and research and development efforts have increasingly focused on emerging technologies and applications relating to the broadband telecommunications equipment market. The market for broadband telecommunications equipment is evolving and rapidly changing. There can be no assurance that the Company's new or enhanced products will meet with market acceptance or be profitable.

RESULTS OF OPERATIONS

    The percentage relationships to net sales of certain income and expense items for the three years ended October 31, 1994 and the six month periods ended April 30, 1994 and 1995 are contained in the following table:

                                                                                                               SIX MONTHS
                                                                             YEARS ENDED OCTOBER 31,        ENDED APRIL 30,
                                                                         -------------------------------  --------------------
                                                                           1992       1993       1994       1994       1995
                                                                         ---------  ---------  ---------  ---------  ---------
Net sales..............................................................      100.0%     100.0%     100.0%     100.0%     100.0%
Cost of product sold...................................................      (49.0)     (48.8)     (49.3)     (49.5)     (51.0)
                                                                         ---------  ---------  ---------  ---------  ---------
Gross profit...........................................................       51.0       51.2       50.7       50.5       49.0
Expenses:
  Development and product engineering..................................      (11.4)     (11.2)     (11.0)     (11.3)     (11.1)
  Selling and administration...........................................      (26.2)     (25.5)     (24.7)     (25.3)     (23.8)
  Goodwill amortization................................................        (.9)       (.7)       (.7)       (.8)       (.6)
  Personnel reduction..................................................       (1.2)        --         --         --       (1.5)
                                                                         ---------  ---------  ---------  ---------  ---------
Operating income.......................................................       11.3       13.8       14.3       13.1       12.0
Other income (expense), net:
  Interest.............................................................        (.3)        .1         .3         .1         .5
  Other................................................................         --        (.3)       (.3)       (.2)        --
                                                                         ---------  ---------  ---------  ---------  ---------
Income before income taxes and extraordinary item......................       11.0       13.6       14.3       13.0       12.5
Provision for income taxes.............................................       (4.4)      (5.0)      (5.3)      (4.8)      (4.5)
                                                                         ---------  ---------  ---------  ---------  ---------
Net income before extraordinary item...................................        6.6        8.6        9.0        8.2        8.0
Extraordinary item, net of taxes.......................................         --         --        (.3)       (.7)        --
                                                                         ---------  ---------  ---------  ---------  ---------
Net income.............................................................        6.6%       8.6%       8.7%       7.5%       8.0%
                                                                         ---------  ---------  ---------  ---------  ---------
                                                                         ---------  ---------  ---------  ---------  ---------

    The following table sets forth the Company's net sales for the three years ended October 31, 1994 and the six month periods ended April 30, 1994 and 1995 for each of the functional product groups described above:

                                                 YEARS ENDED OCTOBER 31,                         SIX MONTHS ENDED APRIL 30,
                                ---------------------------------------------------------   -------------------------------------
                                      1992                1993                1994                1994                1995
                                -----------------   -----------------   -----------------   -----------------   -----------------
PRODUCT GROUP                   NET SALES     %     NET SALES     %     NET SALES     %     NET SALES     %     NET SALES     %
- ------------------------------  ---------   -----   ---------   -----   ---------   -----   ---------   -----   ---------   -----
Transmission..................  $ 60,500     19.1%  $ 69,386     18.9%  $103,694     23.1%  $ 45,762     22.3%  $ 74,751     28.5%
Enterprise networking.........    84,227     26.6     95,540     26.1    123,300     27.5     55,196     27.0     62,112     23.7
Broadband connectivity........   171,769     54.3    201,192     55.0    221,741     49.4    103,791     50.7    125,253     47.8
                                ---------   -----   ---------   -----   ---------   -----   ---------   -----   ---------   -----
Total.........................  $316,496    100.0%  $366,118    100.0%  $448,735    100.0%  $204,749    100.0%  $262,116    100.0%
                                ---------   -----   ---------   -----   ---------   -----   ---------   -----   ---------   -----
                                ---------   -----   ---------   -----   ---------   -----   ---------   -----   ---------   -----

    SIX MONTHS ENDED APRIL 30, 1995 COMPARED TO SIX MONTHS ENDED APRIL 30, 1994

    NET SALES. Net sales for the six months ended April 30, 1995 were $262.1 million, a 28.0% increase over $204.7 million of net sales for the six months ended April 30, 1994. This increase was primarily the result of a 63.3% increase in net sales of transmission products, predominantly fiber optic systems sold to public telecommunications network providers. Net sales of fiber optic products represented 39.7% and 33.5% of total net sales for the six months ended April 30, 1995 and 1994, respectively.

    In the six months ended April 30, 1995, net sales of broadband connectivity products increased 20.7% over the six months ended April 30, 1994, reflecting the Company's success in selling these products into new global broadband market applications. The Company believes that future sales of broadband connectivity products will continue to account for a substantial portion of the Company's revenues, although net sales of these products may continue to decline as a percentage of total net sales primarily due to the ongoing evolution of technologies in the telecommunications marketplace.

    Net sales of enterprise networking products for the six months ended April 30, 1995 increased 12.5% over the six months ended April 30, 1994. This increase reflects significant growth in net sales of access equipment, which was partially offset by a decrease in net sales of Local Area Network ("LAN") equipment. Recognizing changes in the competitive environment for LAN equipment, the Company has realigned its Kentrox Industries Inc. ("Kentrox") and Fibermux Corporation ("Fibermux") subsidiaries, which market primarily enterprise networking products, into one business unit to better address the industry trend toward integration of LAN and Wide Area Network ("WAN") technologies and products. See "Business -- Product Groups -- Enterprise Networking."

    GROSS PROFIT. The gross profit percentage was 49.0% of net sales for the six months ended April 30, 1995 compared to a gross profit percentage of 50.5% for the six months ended April 30, 1994. The decline in gross profit percentage was primarily the result of a change in product sales mix toward sales of newer, lower margin products which address emerging broadband applications. The Company's future gross profit percentage will continue to be affected by product mix, the timing of new product introductions and manufacturing volume, among other factors.

    OPERATING EXPENSES. Operating expenses were $97.0 million for the six months ended April 30, 1995, an increase of 26.7% over $76.6 million of operating expenses for the six months ended April 30, 1994. Operating expenses represented 37.0% of net sales for the six months ended April 30, 1995 compared to 37.4% of net sales for the six months ended April 30, 1994. The increase in absolute dollars of operating expenses from period to period was due primarily to the expanded operations associated with higher revenue levels, and a charge of $3.9 million related primarily to a personnel reduction at Fibermux resulting from the realignment of the Company's Kentrox and Fibermux subsidiaries. This charge increased operating expenses as a percentage of net sales by 1.5% for the six months ended April 30, 1995. All other operating expense categories decreased as a percentage of net sales for the six months ended April 30, 1995, reflecting the Company's operating leverage as net sales increased. See Note 9 of Notes to Consolidated Financial Statements.

    Development and product engineering expenses were $29.1 million for the six months ended April 30, 1995, an increase of 25.4% over $23.3 million for the six months ended April 30, 1994, reflecting substantial product development efforts in each of the Company's three functional product groups. Selling and administration expenses were $62.4 million for the six months ended April 30, 1995, an increase of 20.5% over $51.8 million of such expenses for the six months ended April 30, 1994, primarily as a result of selling activities associated with new product introductions and additional personnel costs related to expanded operations.

    The Company believes that, given the rapidly changing technological and competitive environment in the telecommunications equipment industry, continued commitment to product development efforts will be required for the Company to remain competitive. Accordingly, the Company intends to continue to allocate substantial resources to product development for each of its three functional product groups. However, the Company recognizes the need to balance the cost of product development with expense control.

    OTHER INCOME (EXPENSE), NET. For the six month periods ended April 30, 1995 and 1994, net interest income represents interest income on cash balances. See "--Liquidity and Capital Resources."

    INCOME TAXES. The Company's effective income tax rate was 36.0% for the six months ended April 30, 1995 and 37.0% for the six months ended April 30, 1994. These rates reflect $1.6 million of non-deductible goodwill amortization included in operating expenses in each of the six month periods and the beneficial impact of tax credits.

    EXTRAORDINARY ITEM. An extraordinary charge of $1.5 million (or $.03 per share), net of income taxes, was recorded in the six month period ended April 30, 1994, representing expenses related to the clean up and repair of damage to the Fibermux facility resulting from an earthquake in January 1994. See Note 2 of Notes to Consolidated Financial Statements

    NET INCOME. Reflecting all of the matters discussed above, net income was $20.9 million (or $.37 per share) for the six months ended April 30, 1995, an increase of 36.0% over $15.3 million (or $.27 per share) for the six months ended April 30, 1994.

  YEARS ENDED OCTOBER 31, 1994, 1993 AND 1992

    NET SALES. Net sales for the year ended October 31, 1994 were $448.7 million, a 22.6% increase over net sales of $366.1 million for the year ended October 31, 1993. Net sales in 1993 reflected a 15.7% increase over net sales of $316.5 million for the year ended October 31, 1992. The increase in net sales from 1992 to 1993 and from 1993 to 1994 reflected increased net sales in each year from each of the Company's three general product groups.

    The 1994 and 1993 increases in net sales of transmission products were attributable principally to sales of new products, primarily to public telecommunications network providers. The 1994 and 1993 increases in net sales of networking products primarily represent increased sales of public network access equipment to private network customers.

    Within the broadband connectivity product group, net sales of ADC's digital signaling cross-connect ("DSX") modules and bays have declined as a percentage of total net sales to 27.2% in 1994 from 28.7% in 1993 and 29.0% in 1992. Although these products currently account for a substantial portion of the Company's revenues, management believes that future sales of DSX and other copper products utilizing telephone jacks will continue gradually to decline as a percentage of total net sales primarily due to the ongoing evolution of technologies within the telecommunications marketplace and the addition of new products to the ADC product portfolio. As a result, the Company anticipates that net sales of the broadband connectivity product group will continue gradually to decline as a percentage of the Company's total net sales. See "Business -- Industry Background."

    Net sales of fiber optic products represented 34.8%, 34.2% and 29.9% of total net sales in 1994, 1993 and 1992, respectively. These year-to-year increases reflect the Company's increasing emphasis on development and marketing of fiber optic products.

    GROSS PROFIT. The 1994 decrease in gross profit percentage, to 50.7% of net sales, primarily reflects a less favorable product sales mix in 1994. The slight 1993 increase in gross profit percentage to 51.2% of net sales from 51.0% of net sales in 1992 primarily reflects a more favorable product sales mix, successful manufacturing cost reduction efforts and higher net sales volumes in 1993.

    OPERATING EXPENSES. Operating expenses for the year ended October 31, 1994 were $162.9 million, an 18.8% increase over operating expenses of $137.1 million for the year ended October 31, 1993. The 1993 level represented a 9.2% increase over 1992 operating expenses of $125.5 million. These expenses represented 36.3%, 37.4% and 39.7% of net sales in 1994, 1993 and 1992, respectively. The lower 1994 and 1993 levels primarily reflect effective cost controls, higher net sales levels and the absence of the 1992 personnel reduction charge, which represented 1.2% of net sales in that year.

    The 19.5% and 13.7% increases in development and product engineering expenses in 1994 and 1993, respectively, also reflect significant investments in new product development. The Company has been able to maintain its development and product engineering expenses as a relatively constant percentage of net sales during the 1992 to 1994 period by planning for and controlling such expenditures.

    The 18.7% and 12.5% increases in selling and administrative expenses in 1994 and 1993, respectively, also reflect increased marketing and selling activities associated with new product introductions and expansion of markets, and growth of the Company which has resulted in higher compensation expenses, including increased incentive-based and stock-based compensation. Due to effective management of expenditures, the Company has decreased its ratio of selling and administration expenses as a percentage of net sales over the three-year period.

    Company management has reclassified amortization of goodwill expense from "other non-operating expense" to "operating expenses" to conform with internal financial performance measurement. This expense represents amortization of the goodwill portions of the acquisition prices for Fibermux, Kentrox and American Lightware Systems, Inc. ("ALS"), beginning at the respective acquisition dates.

    The major technological changes underway in the telecommunications industry will require the Company to continue investing significantly in product development. Company management recognizes the need to balance the cost of product development with expense control. See "Business -- Research and Development."

    OTHER INCOME  (EXPENSE),  NET.    The  interest  income  (expense)  category
reflected net interest income earned on cash balances during 1994 and 1993 and net interest expense during 1992. See "-- Liquidity and Capital Resources."

    INCOME TAXES. Effective tax rates were 37.0%, 36.4% and 39.5% in 1994, 1993 and 1992, respectively. In addition to the non-deductible goodwill amortization amounts discussed above which impact all three years, the 1994 and 1993 rates reflect a 1% higher federal statutory rate as well as the beneficial impact of tax credits. See Note 7 of Notes to Consolidated Financial Statements.

    Effective November 1, 1993, the Company adopted Statement of Financial Accounting Standards ("SFAS") No. 109, "Accounting for Income Taxes." SFAS No. 109 requires the recognition of deferred tax liabilities or assets for the expected future tax consequences of temporary differences between the book and tax bases of assets and liabilities. SFAS No. 109 was adopted prospectively and the cumulative impact of adoption was not material.

    EXTRAORDINARY ITEM. An extraordinary charge of $1.5 million, (or $.03 per share), net of income taxes, was recorded in the quarter ended January 31, 1994, representing expenses related to the clean up and repair of damage to the Fibermux facility resulting from an earthquake. See Note 2 of Notes to Consolidated Financial Statements

    NET INCOME. As a result of all of the items discussed above, net income for the year ended October 31, 1994 was $39.1 million (or $.70 per share), representing a 23.5% increase over net income of $31.6 million (or $.58 per share) for the year ended October 31, 1993. Net income for 1993 represented a 50.5% increase over net income of $21.0 million (or $.39 per share) for the year ended October 31, 1992.

    QUARTERLY RESULTS OF OPERATIONS

    Statement of operations data and the percentage relationships to net sales of that data for each of the Company's last ten quarters (contained in the following tables) have been derived from the unaudited, interim consolidated financial statements of the Company. In the opinion of the Company's management, this information has been presented on the same basis as the audited financial statements and include all adjustments, consisting of normal recurring adjustments, necessary to fairly state the information set forth therein. The Company's operating results may fluctuate significantly from quarter to quarter due to several factors. The Company's expense levels are based in part on expectations of future revenues. If revenue levels in a particular period do not meet expectations, operating results will be adversely affected. In addition, the Company's results of operations are subject to seasonal factors. The Company historically has experienced a stronger demand for its products in the fourth fiscal quarter, primarily as a result of customer budget cycles and Company year-end incentives, and has experienced a weaker demand for its products in the first fiscal quarter, primarily as a result of the number of holidays in late November, December and early January and a general industry slowdown during that period.

                                                        1993                                            1994
                                  ------------------------------------------------  --------------------------------------------
                                   1ST QTR.     2ND QTR.     3RD QTR.    4TH QTR.    1ST QTR.    2ND QTR.   3RD QTR.   4TH QTR.
                                  -----------  -----------  -----------  ---------  -----------  ---------  ---------  ---------
Net sales.......................   $  78,648    $  88,999    $  93,346   $ 105,125   $  91,176   $ 113,573  $ 115,688  $ 128,298
Cost of product sold............      38,510       43,708       44,708      51,646      45,247      56,160     57,346     62,695
                                  -----------  -----------  -----------  ---------  -----------  ---------  ---------  ---------
Gross profit....................      40,138       45,291       48,638      53,479      45,929      57,413     58,342     65,603
                                  -----------  -----------  -----------  ---------  -----------  ---------  ---------  ---------
Expenses:
  Development and product
   engineering..................       9,537       10,282       10,080      11,089      11,003      12,247     12,515     13,200
  Selling and administration....      21,428       23,036       23,435      25,412      23,879      27,888     27,434     31,607
  Goodwill amortization.........         698          698          701         701         784         783        784        784
  Personnel reduction...........          --           --           --          --          --          --         --         --
                                  -----------  -----------  -----------  ---------  -----------  ---------  ---------  ---------
  Total expenses................      31,663       34,016       34,216      37,202      35,666      40,918     40,733     45,591
                                  -----------  -----------  -----------  ---------  -----------  ---------  ---------  ---------
Operating income................       8,475       11,275       14,422      16,277      10,263      16,495     17,609     20,012
Other income (expense), net:
  Interest......................          21           68           42          52         133         164        318        543
  Other.........................        (146)        (131)        (119)       (499)        230        (651)      (471)      (324)
                                  -----------  -----------  -----------  ---------  -----------  ---------  ---------  ---------
Income before income taxes and
 extraordinary item.............       8,350       11,212       14,345      15,830      10,626      16,008     17,456     20,231
Provision for income taxes......       3,090        4,148        5,164       5,699       3,931       5,923      6,459      7,487
                                  -----------  -----------  -----------  ---------  -----------  ---------  ---------  ---------
Net income before extraordinary
 item...........................       5,260        7,064        9,181      10,131       6,695      10,085     10,997     12,744
Extraordinary item, net of
 taxes (1)......................          --           --           --          --      (1,450)         --         --         --
                                  -----------  -----------  -----------  ---------  -----------  ---------  ---------  ---------
Net income......................   $   5,260    $   7,064    $   9,181   $  10,131   $   5,245   $  10,085  $  10,997  $  12,744
                                  -----------  -----------  -----------  ---------  -----------  ---------  ---------  ---------
                                  -----------  -----------  -----------  ---------  -----------  ---------  ---------  ---------
Average common shares
 outstanding....................      54,648       54,968       55,088      55,282      55,470      55,568     55,658     55,740
                                  -----------  -----------  -----------  ---------  -----------  ---------  ---------  ---------
                                  -----------  -----------  -----------  ---------  -----------  ---------  ---------  ---------
Earnings per share before
 extraordinary item (1).........   $     .10    $     .13    $     .17   $     .18   $     .12   $     .18  $     .20  $     .23
                                  -----------  -----------  -----------  ---------  -----------  ---------  ---------  ---------
                                  -----------  -----------  -----------  ---------  -----------  ---------  ---------  ---------
Earnings per share..............   $     .10    $     .13    $     .17   $     .18   $     .09   $     .18  $     .20  $     .23
                                  -----------  -----------  -----------  ---------  -----------  ---------  ---------  ---------
                                  -----------  -----------  -----------  ---------  -----------  ---------  ---------  ---------
Orders (2)......................   $  78,363    $  93,214    $  95,020   $ 109,040   $  97,206   $ 108,796  $ 119,160  $ 137,170
                                  -----------  -----------  -----------  ---------  -----------  ---------  ---------  ---------
                                  -----------  -----------  -----------  ---------  -----------  ---------  ---------  ---------

                                          1995
                                  --------------------
                                  1ST QTR.   2ND QTR.
                                  ---------  ---------
Net sales.......................  $ 121,774  $ 140,342
Cost of product sold............     62,402     71,303
                                  ---------  ---------
Gross profit....................     59,372     69,039
                                  ---------  ---------
Expenses:
  Development and product
   engineering..................     13,209     15,937
  Selling and administration....     29,763     32,638
  Goodwill amortization.........        784        782
  Personnel reduction...........         --      3,914
                                  ---------  ---------
  Total expenses................     43,756     53,271
                                  ---------  ---------
Operating income................     15,616     15,768
Other income (expense), net:
  Interest......................        656        547
  Other.........................         80        (80)
                                  ---------  ---------
Income before income taxes and
 extraordinary item.............     16,352     16,235
Provision for income taxes......      5,886      5,846
                                  ---------  ---------
Net income before extraordinary
 item...........................     10,466     10,389
Extraordinary item, net of
 taxes (1)......................         --         --
                                  ---------  ---------
Net income......................  $  10,466  $  10,389
                                  ---------  ---------
                                  ---------  ---------
Average common shares
 outstanding....................     55,849     56,094
                                  ---------  ---------
                                  ---------  ---------
Earnings per share before
 extraordinary item (1).........  $     .19  $     .18
                                  ---------  ---------
                                  ---------  ---------
Earnings per share..............  $     .19  $     .18
                                  ---------  ---------
                                  ---------  ---------
Orders (2)......................  $ 124,680  $ 144,999
                                  ---------  ---------
                                  ---------  ---------

- ------------------------------
(1) An extraordinary charge of $1,450,000 (or $.03 per share), net of income taxes recorded in the quarter ended January 31, 1994, represents the charge to clean up and repair the damage from an earthquake at the Company's facility in California.
(2) Orders reported for each period reflect purchase orders received during such period for which shipment has been scheduled within one year. Substantially all of the Company's products are shipped within the period that the related orders are received. As a result, orders correspond generally to net sales for the specified period and are not necessarily indicative of future results.

                                                                AS A PERCENTAGE OF NET SALES
                                    -------------------------------------------------------------------------------------
                                                      1993                                        1994
                                    -----------------------------------------   -----------------------------------------
                                    1ST QTR.   2ND QTR.   3RD QTR.   4TH QTR.   1ST QTR.   2ND QTR.   3RD QTR.   4TH QTR.
                                    --------   --------   --------   --------   --------   --------   --------   --------
Net sales.........................    100.0%     100.0%     100.0%     100.0%     100.0%     100.0%     100.0%     100.0%
Cost of product sold..............    (49.0)     (49.1)     (47.9)     (49.1)     (49.6)     (49.4)     (49.6)     (48.9)
                                    --------   --------   --------   --------   --------   --------   --------   --------
Gross profit......................     51.0       50.9       52.1       50.9       50.4       50.6       50.4       51.1
Expenses:
  Development and product
   engineering....................    (12.1)     (11.6)     (10.8)     (10.5)     (12.1)     (10.8)     (10.8)     (10.3)
  Selling and administration......    (27.2)     (25.8)     (25.1)     (24.2)     (26.2)     (24.6)     (23.7)     (24.6)
  Goodwill amortization...........      (.9)       (.8)       (.7)       (.7)       (.8)       (.7)       (.7)       (.6)
  Personnel reduction.............       --         --         --         --         --         --         --         --
                                    --------   --------   --------   --------   --------   --------   --------   --------
  Total expenses..................    (40.2)     (38.2)     (36.6)     (35.4)     (39.1)     (36.1)     (35.2)     (35.5)
                                    --------   --------   --------   --------   --------   --------   --------   --------
Operating income..................     10.8       12.7       15.5       15.5       11.3       14.5       15.2       15.6
Other income (expense), net:
  Interest........................       --         .1         .1         --         .1         .2         .3         .4
  Other...........................      (.2)       (.2)       (.2)       (.5)        .2        (.6)       (.4)       (.3)
                                    --------   --------   --------   --------   --------   --------   --------   --------
Income before income taxes and
 extraordinary item...............     10.6       12.6       15.4       15.0       11.6       14.1       15.1       15.7
Provision for income taxes........     (3.9)      (4.7)      (5.6)      (5.4)      (4.3)      (5.2)      (5.6)      (5.8)
                                    --------   --------   --------   --------   --------   --------   --------   --------
Net income before extraordinary
 item.............................      6.7        7.9        9.8        9.6        7.3        8.9        9.5        9.9
Extraordinary item, net of
 taxes............................       --         --         --         --       (1.5)        --         --         --
                                    --------   --------   --------   --------   --------   --------   --------   --------
Net income........................      6.7%       7.9%       9.8%       9.6%       5.8%       8.9%       9.5%       9.9%
                                    --------   --------   --------   --------   --------   --------   --------   --------
                                    --------   --------   --------   --------   --------   --------   --------   --------


                                           1995
                                    -------------------
                                    1ST QTR.   2ND QTR.
                                    --------   --------
Net sales.........................    100.0%     100.0%
Cost of product sold..............    (51.2)     (50.8)
                                    --------   --------
Gross profit......................     48.8       49.2
Expenses:
  Development and product
   engineering....................    (10.9)     (11.3)
  Selling and administration......    (24.4)     (23.3)
  Goodwill amortization...........      (.7)       (.6)
  Personnel reduction.............       --       (2.8)
                                    --------   --------
  Total expenses..................    (36.0)     (38.0)
                                    --------   --------
Operating income..................     12.8       11.2
Other income (expense), net:
  Interest........................       .5         .4
  Other...........................       .1         --
                                    --------   --------
Income before income taxes and
 extraordinary item...............     13.4       11.6
Provision for income taxes........     (4.8)      (4.2)
                                    --------   --------
Net income before extraordinary
 item.............................      8.6        7.4
Extraordinary item, net of
 taxes............................       --         --
                                    --------   --------
Net income........................      8.6%       7.4%
                                    --------   --------
                                    --------   --------

LIQUIDITY AND CAPITAL RESOURCES
    During the years ended October 31, 1994, 1993 and 1992, cash and cash equivalents, primarily short-term investments in commercial paper with maturities of less than 90 days, increased $33.2 million, decreased $4.1 million and decreased $9.6 million, respectively. The 1994 increase primarily reflects increased cash provided from operating activities and the absence of debt repayments, offset by $7.1 million of acquisition payments. In 1993 and 1992, property and equipment additions and long-term debt repayments, offset by cash generated from operating activities, represented the majority of the decreases. During the three years ended October 31, 1994, 1993 and 1992, property and equipment additions net of retirements totaled $21.8 million, $21.2 million and $15.8 million, respectively.

    Cash and cash equivalents, primarily short-term investments in commercial paper with maturities of less than 90 days, decreased $12.4 million during the six months ended April 30, 1995 and increased $5.4 million during the six months ended April 30, 1994. The major elements of the 1995 decrease were net income before depreciation, totaling $32.4 million, offset by property and equipment additions of $12.1 million, acquisition payments of $4.7 million, and the $24.7 million increase in inventory and receivable levels (reflecting the acquisition as well as growth in business). In the six months ended April 30, 1994, the major elements of the increase were net income before depreciation, totaling $26.5 million, partially offset by property and equipment additions of $10.3 million and acquisition payments of $7.1 million.

    The Company may borrow up to $40.0 million under revolving credit agreements. Borrowings under these agreements bear interest at floating short-term market rates, may be repaid any time without penalty and may be converted to term loans bearing interest principally at the prime rate, payable in annual installments through December 2000. At April 30, 1995, the entire $40.0 million of borrowings under these agreements was available to the Company, and it had no long-term debt outstanding.

    Management believes that the net proceeds from this offering, cash generated from operating activities, borrowings available under revolving credit agreements and cash balances will be adequate to fund the Company's anticipated capital and operating requirements through 1996. However, the Company may find it necessary to seek additional sources of financing to support its capital needs, for additional working capital, potential investments or acquisitions or otherwise. There is no assurance that such financing would be available on commercially reasonable terms or at all. Total property and equipment additions for 1995 are expected to be approximately $30 million.

                                    BUSINESS

    ADC designs, manufactures and markets transmission, enterprise networking and connectivity products for use in broadband global networks. The Company's wide range of products employ fiber, hybrid fiber coax, wireless and traditional copper-based technologies. The Company's customers include: public network providers, which consist of all seven of the RBOCs, other telephone companies, long distance carriers, wireless service providers, the major cable TV operators and other domestic public network providers; private and governmental network providers; international network operators; and telecommunications OEMs. The Company's products enable these network providers to build and upgrade their networks to support increasing user demand for voice, data and video services.

INDUSTRY BACKGROUND

    Since the 1970's, the telecommunications equipment industry has grown and changed substantially, primarily as a result of continuous technological development, increased demand for the transmission of data and video traffic over public and private networks, market convergence and a changing regulatory and competitive environment.

    Several important technological developments have spurred the evolution of the telecommunications equipment industry. The development of cost-effective digital technology has been particularly important and has resulted in an increasing trend over the past decade to replace analog technology in transmission networks. More recently, the use of integrated circuits in both public and private telecommunications equipment has allowed network equipment to perform high speed switching, network performance monitoring, network management, information compression, data translation and other functions, thereby allowing the network to address increasingly complex tasks and users' needs. In addition, fiber-based systems have increasingly replaced copper-based transmission systems. The increasing shift to fiber-based systems has been principally due to the ability of fiber optics to carry large volumes of information at high speeds, its insensitivity to electromagnetic interference and the high transmission quality made possible by the physical properties of light. In future years, the telecommunications equipment industry also may be significantly affected by the continuing development of wireless communications technology, which could substantially extend the reach of current communications networks.

    Demands on network infrastructure have grown substantially in the past decade. Networks increasingly are required to transmit a combination of data and video to communicate information, conduct business and deliver entertainment. Such demands have prompted the development and use of "broadband" networks, which feature the improved reliability and increased speed of transmission generally required for data and video transmission over the network. Specifically, the industry term "broadband" refers to all transmission speeds of T1 (1.544 million bits per second) and higher. Growth in broadband network applications has fueled increased infrastructure investment by network operators in order to expand network capacity and provide new applications and services to meet users' needs.

    In addition, there has been substantial growth in wireless communications such as cellular telephone services, and the prospect for increasing use of satellite-based services and personal communications services ("PCS"). This growth has been spurred by the convenience of mobility and the limits of wireline infrastructure. In particular, in countries without reliable or extensive wireline systems, wireless service could ultimately provide the primary service platform for both mobile and fixed telecommunications applications, because of the potential savings in installation time and cost.

    The evolution in technology and user needs has been accompanied by changes in the domestic and international regulatory environment. Since the divestiture of the AT&T regional operating companies in 1984, the RBOCs have been prevented from manufacturing equipment for use in telecommunications networks. As the RBOCs have embarked on aggressive expansion plans, significant opportunities have been created for independent telecommunications equipment manufacturers such as the Company. The policy of deregulation currently being followed by the Federal Communications Commission and other important regulatory agencies throughout the world has increased opportunities for independent companies to supply products and services within public telephone system markets and within private voice, data and video communications markets. Although the ultimate impact is uncertain, current telecommunications legislation being discussed in the U.S. Congress may result in new competitors, including the RBOCs, entering the telecommunications equipment market.

    Outside of the United States, the telecommunications equipment market has also expanded and changed significantly in recent years, as network users have increasingly demanded access to voice, data and video communications capabilities. Many countries without reliable or extensive wireline systems are seeking to develop and enhance their telecommunications infrastructure. This growth in demand for network services and infrastructure has been accompanied by changes in the international regulatory environment. In many countries, government operated telecommunications monopolies are being converted to private network services providers, and competition among such carriers may intensify.

    The Company believes that "broadband global networking," or the emerging series of worldwide broadband networks, represents a key enabling capability for meeting the information needs of network users. The addition of high speed data and video traffic has driven the need for broadband infrastructure and has enabled the creation of a wide range of new applications, including video on demand, distance learning, telecommuting and remote medical imaging. The Company participates in this emerging broadband global network market by providing a broad variety of equipment, services and integrated product solutions.

STRATEGY

    ADC's strategy is to capitalize on opportunities in the evolving global telecommunications market by providing equipment, services and integrated solutions for its customers' voice, data and video telecommunications networks. ADC's broad range of products addresses key areas of the telecommunications network infrastructure, and these products are used to connect physical networks, access network services, transport network traffic and manage networks. ADC's diverse product offerings address the needs of its many customers which include the RBOCs, other telephone companies, long distance carriers, wireless service providers, the major cable TV operators, other public network providers, private network providers and telecommunications OEMs. Key components of the Company's strategy include:

    -FOCUS ON BROADBAND NETWORK OPPORTUNITIES. In recent years, broadband requirements for both public and private networks have grown significantly. Accordingly, ADC is focusing its product development and marketing efforts on opportunities in emerging broadband networks. In the public network market, broadband deployment has been driven by telephone and cable television providers seeking to establish the infrastructure required to offer video, telephony, entertainment and other interactive services to residential customers over a single network. In the private network market, broadband requirements have been driven by the growth of voice, data and video applications utilizing increasing amounts of bandwidth. Examples of products developed by ADC targeting these opportunities include the Company's Homeworx system that has been designed to enable telephone and cable television companies to provide a range of voice and video services to residential customers; the Soneplex product that allows business customers to transmit broadband traffic across their private networks and access various switched and dedicated services provided by the networks; and the AAC-3 ATM access concentrator that is being developed to allow customers to access switched voice, data and video traffic on public networks from their private networks.

    -PROVIDE END-TO-END NETWORK SOLUTIONS. ADC offers a broad line of telecommunications equipment that addresses customers' key network needs from the central office, through the local loop (the portion of a network that connects a subscriber's equipment to a local central office), into the customer premise and across enterprise networks. Through internal development and acquisitions, ADC has formed its expertise in three major network areas: transmission, enterprise networking and broadband connectivity. ADC is currently enhancing its systems integration capability to enable it to offer customers more complete solutions to their network needs.

    -LEVERAGE TECHNOLOGICAL CAPABILITIES ACROSS PRODUCT GROUPS. ADC has developed substantial expertise in fiber optics, broadband, video and wireless technologies. The Company has built these core competencies through internal development, acquisitions, joint ventures and licensing arrangements. ADC's strategy is to leverage these core competencies across its product groups in order to develop new product architectures

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
and network management tools for its customers' evolving voice, data and video network needs in various market areas. An example of this effort is the continuing development of the Company's wireless technologies for use in converging wired and wireless applications such as potential wireless local loop products.

    -EXPAND INTERNATIONAL PRESENCE. ADC believes that significant growth in telecommunications equipment market may occur outside the United States as a result of deregulation and the need of many foreign countries to substantially expand or enhance their telecommunications services. ADC's strategy is to expand its international presence by increasing its international sales and marketing resources, leveraging its existing customer relationships, developing additional international distribution channels and seeking strategic alliances and acquisitions.

    -PURSUE STRATEGIC ALLIANCES AND ACQUISITIONS. ADC has sought and will continue to seek alliances and acquisitions to: (i) add key technologies that it can leverage across its businesses, (ii) broaden its product offerings, (iii) enter attractive new markets and (iv) expand or enhance its distribution channels. Examples of such alliances and acquisitions include: ADC's OEM relationship with Premisys Communications, Inc. in the integrated access device market; its joint development effort with Tektronix, Inc. in the area of test and monitoring systems; its marketing relationships in the ATM access equipment market; its acquisition of ALS in the video transmission area; its acquisition of Kentrox in the public network access product area; and its acquisition of Australia-based AOFR Pty. Ltd. in the fiber optic connectors area.

PRODUCT GROUPS

    The Company's products can be categorized into three general functional groups: (i) transmission, (ii) enterprise networking and (iii) broadband connectivity. These product groups accounted for 23%, 28% and 49%, respectively, of the Company's net sales for the year ended October 31, 1994 and 28%, 24%, and 48%, respectively, for the six months ended April 30, 1995. Each of these product groups is discussed below.

    TRANSMISSION

    ADC's transmission products provide electronic and optical signal generation within predominantly public networks. Certain of the transmission products also provide access to the network in order to monitor, test and reroute circuits within telecommunications transmission systems. ADC's transmission products are designed for use in copper-based, coax-based, fiber-based or wireless transmission networks. Transmission products include fiber optic video delivery products, other high speed voice, data and video delivery and access platforms, wireless microcell systems, test and monitoring systems and digital repeaters. Certain of the Company's transmission products are described below.

    DV6000 AND OTHER FIBER VIDEO DELIVERY EQUIPMENT. The DV6000 system transmits a variety of signal types using a high speed, uncompressed digital format (2.4 billion bits per second) over fiber in the super trunking portions of broadcast and interactive video networks. This system is used in significant public residential broadband networks, such as Viacom Cable's San Francisco Bay Area video backbone network and the regional headend network in Florida of TCI Cablevision of Florida, Inc. ADC's PixlNet multipoint videoconferencing system provides a public network switched digital video system for user-initiated video conference management. The PixlNet system is currently being tested in customer field trials. The Company also manufactures various analog video transmission systems.

    HOMEWORX ACCESS TRANSPORT PLATFORM. The Company's Homeworx access transport platform is a customer loop transmission system for small business and residential customers utilizing hybrid fiber coax technology. The Homeworx system has been designed for deployment on video-only, integrated video and telephony and telephony-only broadband networks, but currently is only available in the video-only version. The Homeworx system has been selected for video-only use in the residential broadband networks of Ameritech Corporation, Southern New England Telephone Corporation, Cox Cable Communications, Inc. and Cable Bahamas, and the Company began shipping product to certain of these customers in 1994. Versions allowing integrated video and telephony and telephony-only for broadband networks are under development. The enhanced telephony version of the Homeworx system is scheduled to commence test trials with a limited number of customers in July 1995. Also, Optus Vision Pty. Ltd. in Australia has elected to use

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
the telephony capability of the integrated video and telephony Homeworx system in its residential broadband network, and the Company currently plans to begin shipping this product commercially in the first quarter of 1996. Additionally, the system is being tested by several of the Company's public network provider customers both in the United States and internationally. There is no assurance, however, that the enhanced versions of Homeworx will be developed on a timely basis or achieve market acceptance.

    SONEPLEX SERVICE DELIVERY PRODUCT PLATFORM. The Company's Soneplex platform is an integrated transmission system that enables public network providers to deliver T1, T3 (44.6 million bits per second) and other high rate services from their networks to customer premises over copper or fiber for business customers. The Soneplex platform enables end user customers to transmit voice, data and video traffic across their private network and to access various switched and dedicated services provided by public networks. The Company's Soneplex family of platforms and modules employ electrical to optical conversion for transport of voice, data and video over fiber facilities and High bit rate Digital Subscriber Line ("HDSL") transmission technology for transport of high bandwidth services over copper-based systems. Soneplex products also integrate circuit performance monitoring and test access capabilities to help public network carriers provide reliable service at a low operational cost. The Company has under development new modules and capabilities for the Soneplex platform, including Synchronous Optical Network ("SONET") internetworking. There is no assurance that the SONET version of Soneplex will be developed on a timely basis or achieve market acceptance.

    CITYWIDE PRODUCTS. The Company's CityWide family of wireless systems products includes the CityCell radio frequency and wideband digital microcells for adding and extending cellular communication coverage, primarily in large urban areas. CityCell has been commercially deployed by six RBOC cellular network providers. The Company's CityRad air-to-air re-radiator with traffic level monitoring is designed to extend wireless coverage without adding microcells.

    TEST AND MONITORING SYSTEMS.  The  Company manufactures a variety of  remote
digital   test  and   performance  monitoring  products   for  copper-based  and
fiber-based systems.

    DIGITAL REPEATERS.   The Company's copper-based  digital repeaters are  used
primarily in central office applications to regenerate digital signals that have degraded because of transmission over long distances.

    ATM SWITCH. The Company has entered into a marketing arrangement with an OEM under which the Company has the exclusive right to market an ATM switching system that supports advanced high speed data and video applications, primarily in public networks. The Company has installed customer test sites for this ATM switching system. However, there is no assurance that the ATM switching system will be developed on a timely basis or achieve market acceptance.

    ENTERPRISE NETWORKING

    ADC's enterprise networking products provide interconnection and transmission of voice, data and video signals within a private network and also provide access to the public network. These products are designed for use in copper-based and fiber optic networks. Certain of the Company's enterprise networking products are described below.

    PUBLIC NETWORK ACCESS EQUIPMENT. The Company manufactures a family of Channel Service Unit ("CSU") and Data Service Unit ("DSU") products that are used to interconnect digitally the public network and the private network. This equipment monitors circuits and provides system protection and other network management functions. Certain of these products also enable the customer to test the performance of its voice network and allow connection of voice, data and video circuits. These products support T1 and T3 services and a variety of data protocols, including Frame Relay, Switched Multi-megabit Data Service ("SMDS") and ATM. The Company recently began shipping its AAC-1 ATM access concentrator that transports T1 voice, data and video signals. The Company is currently developing the AAC-3 ATM access concentrator (for T3 signal speeds). The AAC-3 is expected to enter customer field trials and be commercially released late in calendar 1995. There is no assurance that the AAC-3 will be developed on a timely basis or achieve market acceptance. The Company has jointly announced interoperability of its ATM access equipment with ATM equipment suppliers such as Fore Systems Inc. and Cascade Communications Corp. and with long distance carriers such as Wiltel, Inc.

    INTERNETWORKING PRODUCTS. Internetworking products include fiber optic backbones used to transport high speed multiple voice, data and video signals simultaneously over private networks and link LANs, mainframes, minicomputers, personal computers, telephone systems and video equipment with diverse protocols within private networks or over the public network; intelligent wiring hub products that interconnect workstations, personal computers and terminals, utilizing many different LAN protocols and types of cables; and network management systems.

    PATCH/SWITCH SYSTEM AND PATCHMATE MODULE. The Company's Patch/Switch system is a data network management product that provides access to and monitors, tests and reconfigures digital data circuits and permits local or remote switching to alternate circuits or backup equipment. This system is modular, permitting the user to select and combine the particular functions desired in a system. The PatchMate Module is a manually operated electromechanical device used to gain access to the network in order to monitor, test and reconfigure digital data circuits.

    Recognizing changes in the competitive environment for LAN equipment, the Company has realigned its Kentrox and Fibermux subsidiaries into one business unit to better address the industry trend toward integration of LAN and WAN technologies and products. This group combines LAN and WAN expertise in order to develop, manufacture and distribute advanced network access and transport products for use in current and future broadband enterprise networks. The
Company recorded a one-time charge of $3.9 million related to a personnel reduction at the Fibermux facility and other expenses resulting from the realignment. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Results of Operations and Note 9 of Notes to Consolidated Financial Statements."

    BROADBAND CONNECTIVITY

    ADC's broadband connectivity products provide the physical contact points for connecting different telecommunications system components and gaining access to telecommunications system circuits for the purpose of installing, testing, monitoring or reconfiguring such circuits. These products are sold to the RBOCs, other telephone companies, long distance carriers, other public network providers, private network providers and telecommunications OEMs. A majority of the Company's broadband connectivity products are designed for use in copper-based transmission networks, with the remainder designed for use in coax, fiber optic or wireless transmission networks. Broadband connectivity products include various network access/connection devices for copper networks, various network access/connection devices for fiber optic networks, modular fiber optic cable routing systems and outside plant cabinets and enclosures. Certain of the Company's broadband connectivity products are described below.

    JACKS, PLUGS AND PATCH CORDS. Jacks and plugs are the basic components used to gain access to copper telecommunications circuits for testing and maintenance. Patch cords are wires or cables with a plug on each end. ADC incorporates its jacks, plugs and patch cords into its own products and also sells them in component form, primarily to OEMs. These components are generally manufactured to industry-recognized compatibility and reliability standards as off-the-shelf items.

    JACKFIELDS AND PATCH BAYS. A jackfield is a module containing an assembly of jacks wired to terminal blocks or connectors and used by telecommunications companies to gain access to copper communication circuits for testing or patching the circuits. ADC manufactures jackfields in both longframe and bantam formats, including prewired and connectorized models. When testing a large number of circuits, series of jackfields are combined in specialized rack assemblies, which often may include test modules. These are called patch bays. ADC manufactures a range of jackfields and patch bays in various configurations.

    DSX PRODUCTS. ADC manufactures digital signaling cross-connect (DSX) modules and bays which are jackfields and patch bays designed to gain access to and cross-connect digital copper circuits for both voice and data transmission. Since the introduction of DSX products in 1977, the Company has continued to expand and refine its DSX product offerings, and has become a leading manufacturer of products for the mechanical termination and interconnection of digital circuits used in voice and data transmission. During

1994, ADC added DS-3 Digital Distribution Point ("DDP") products to its line of DSX products. DDP products are mechanical alternatives to hard-wiring equipment used for cable management and circuit access in software based digital cross-connect systems.

    TERMINAL BLOCK AND FRAME PRODUCTS. Terminal blocks are molded plastic blocks with contact points used to facilitate multiple wire interconnections. ADC manufactures a wide variety of terminal blocks. The Company's cross-connect frames are terminal block assemblies used to connect the external wiring of a telecommunications network to the internal wiring of a telephone operating company central office or to interconnect various pieces of equipment within a telephone company.

    FIBER OPTIC PATCH CORDS. Fiber optic patch cords are functionally similar to copper patch cords and are the basic components used to gain access to fiber telecommunications circuits for testing, maintenance, cross-connection and configuration purposes. The Company's LightTracer fiber optic patch cords provide immediate identification of fiber optic connections. The Company incorporates its fiber optic patch cords into its own products and also sells them in component form, principally to OEMs.

    FIBER DISTRIBUTION PANELS AND FRAMES. Fiber distribution panels and frames are functionally similar to copper jackfields and frames with the added feature of additional bend protection. They also provide interconnection points between fiber optic cables entering a building and fiber optic cables connected to fiber optic equipment within the building.

    FIBERGUIDE SYSTEM. The FiberGuide system is a modular routing system which provides a segregated, protected method of storing and routing fiber patch cords and cables within buildings.

    OUTSIDE PLANT PRODUCTS. Outside plant ("OSP") products consist of cabinets and other enclosures configured to locate and integrate the functions of passive fiber optic equipment and electronic transmission systems outside the telephone central office/cable TV headend switching and transmission facilities. The Company's OSP products provide flexible network management, remote transmission capability and environmental protection for various telecommunications topologies and architectures. OSP products designed for broadband residential loop applications also provide power supply and coaxial splicing and tapping functions.

    In addition, the Company has under development new broadband network measurement and monitoring solutions for the telecommunications and cable TV industries. ADC has entered into a memorandum of understanding with Tektronix, Inc. to jointly develop and manufacture broadband network systems for managing, testing and monitoring physical layer integrity and signal transmission quality. These systems are expected to be released in phases over the next two years, and are to contain components from both ADC and Tektronix, Inc. and be sold and serviced by ADC. There can be no assurance that these systems will be released on a timely basis, or achieve market acceptance.

    The Company also provides engineer, furnish and install ("EF&I") services, consisting of layout and installation of new telecommunications networks, modification of existing networks or the addition of equipment to existing networks. The Company sells its EF&I services primarily to telephone operating companies, other common carriers and users of private telecommunications networks.

SALES AND MARKETING

    ADC sells its products to customers in three primary markets: (i) the United States public telecommunications network market, (ii) the private and governmental voice, data and video network market in the United States, and
(iii) the international public and private network market. The public, private/governmental and international market segments accounted for 57%, 28% and 15%, respectively, of the Company's net sales for the year ended October 31, 1994, and 57%, 25%, and 18%, respectively, of the Company's net sales for the six months ended April 30, 1995.

    The Company's customers include: (i) public network providers, which consist of all seven of the RBOCs, other telephone companies, long distance carriers, wireless service providers, all of the major cable

TV operators and other domestic public network providers; (ii) private and governmental network providers, such as various large business customers and governmental agencies; and (iii) international network operators. The Company also sells product for each of these customer groups to the major telecommunications OEMs.

    Purchases of products by public network providers and the OEMs which supply such companies have accounted for the largest portion of the Company's net sales in recent periods. The Company's transmission and broadband connectivity products for public network providers are primarily located in central transmission facilities (such as telephone company network central offices, cable TV company network supertrunks and headend offices, and wireless network base stations, all of which contain the equipment used in switching and transmitting incoming and outgoing circuits). Increasingly, portions of the Company's public network transmission systems are located in the public network outside plant facilities (outside the central transmission buildings) and on customers' premises. The Company's private and governmental network customers generally purchase the Company's enterprise-wide communications systems and public network access equipment for location on their premise network.

    The Company also markets its products outside the United States primarily to telephone operating companies and cable TV companies for public telecommunications networks located in Canada, Europe, the Pacific Rim, Australia and Central and South America.

    A majority of the Company's sales are made by a direct sales force, and the Company maintains sales offices throughout the United States and also maintains offices in Canada, Europe, the Pacific Rim, Australia and Central and South America. The Company's products are sold in the United States by approximately 119 field sales representatives located in 26 sales offices throughout the country, and by several dealer organizations and distributors. The Company sells its products to foreign customers through 23 employee field salespersons, eight foreign independent sales representatives and 77 foreign distributors, as well as through United States public and private network providers who also distribute outside the United States.

    The Company also has a customer service group that supports field sales personnel and is responsible for application engineering, customer training, entering orders and supplying delivery status information, and a field service engineering group that provides on-site service to customers.

RESEARCH AND DEVELOPMENT

    The Company believes that its future success depends on its ability to adapt to the rapidly changing telecommunications environment, to maintain its significant expertise in core technologies and to continue to meet and anticipate its customers' needs. The Company continually reviews and evaluates technological changes affecting the telecommunications market and invests substantially in applications-based research and development. The Company is committed to an ongoing program of new product development that combines internal development efforts with acquisitions, joint ventures and licensing or marketing arrangements relating to new products and technologies from sources outside the Company.

    In recent periods, increasingly significant portions of new telecommunications equipment purchased by public network providers and private network customers have utilized fiber optic transmission technology and have employed digital technology. In the future, these telecommunications network equipment purchasing trends will include increasingly sophisticated, software intensive, switching and network management systems. In addition, there has been significantly increased demand for wireless communications services and higher speed transmission technologies. As a result, the Company's internal and external product development activities are directed at the integration of fiber optic technology into additional products, the continuing development of its Homeworx system for telephony and integrated video and telephony applications, the development of network systems software, the continuing development of wireless microcell products, the incorporation of ATM technology into voice, data and video products for both public and private telecommunications networks and the addition of video compression technology to its product line. The Company is also developing copper and fiber optic products for applications in the local loop.

    New product development often requires long-term forecasting of market trends, development and implementation of new processes and technologies and a substantial capital commitment. As a result of these and other factors, development and customer acceptance of new products is inherently uncertain, and there can be no assurance that such products will be developed on a timely basis or achieve market acceptance.

COMPETITION

    Competition in the telecommunications equipment industry is intense, and the Company believes that competition may increase substantially with the deployment of broadband networks and potential regulatory changes. Many of the Company's foreign and domestic competitors have more extensive engineering, manufacturing, marketing, financial and personnel resources than those of the Company. The Company's transmission products are competitive with products offered by several other companies, including AT&T Technologies, Inc., Northern Telecom, Inc. and Motorola, Inc. The Company's enterprise networking products compete with the products of a number of other companies, two of which (Bay Networks, Inc. and Cabletron Systems Inc.) are dominant in its intelligent wiring hub markets, and face both strong price competition and pressure from alternative distribution strategies utilized by these other companies. The Company's broadband connectivity products are competitive with the products offered by numerous other companies, including AT&T Technologies, Inc. and Switchcraft, Inc., a subsidiary of Raytheon Company. In addition, the Company faces increasing competition from a number of other smaller competitors, none of which is dominant at this time.

    The rapid technological developments within the telecommunications industry have resulted in frequent changes to the Company's group of competitors. The Company believes its success in competing with other manufacturers of telecommunications products depends primarily on its engineering, manufacturing and marketing skills, the price, quality and reliability of its products and its delivery and service capabilities. While the market for the Company's products has not historically been characterized by significant price competition, the Company may face increasing pricing pressures from current and future competitors in certain or all of the markets for its products.

    The Company believes that technological change, the increasing addition of data, video and other services to networks, continuing regulatory change and industry consolidation or new entrants will continue to cause rapid evolution in the competitive environment of the telecommunications equipment market, the full scope and nature of which is difficult to predict at this time. Increased competition could result in price reductions, reduced margins and loss of market share by the Company. The Company believes industry regulatory change may create new opportunities for suppliers of telecommunications equipment. The Company expects, however, that such opportunities may attract increased competition from others as well. In addition, the Company expects that AT&T Technologies, Inc. will continue to be a major supplier to the RBOCs, and is competing more extensively outside the RBOC market. The Company also believes that the rapid technological changes which characterize the telecommunications industry will continue to make the markets in which the Company competes attractive to new entrants. There can be no assurance that the Company will be able to compete successfully with its existing or new competitors or that competitive pressures faced by the Company will not materially and adversely affect its business, operating results and financial condition.

MANUFACTURING AND FACILITIES

    The Company manufactures a wide variety of products which are fabricated, assembled and tested in its own facilities or in subcontracted facilities. To seek to reduce costs, the Company also takes advantage of off-shore assembly and sourcing. The manufacturing process for the Company's electronic products consists primarily of assembly and testing of electronic systems built from fabricated parts, printed circuit boards and electronic components. The manufacturing process for the Company's electromechanical products consists primarily of fabrication of jacks, plugs, and other basic components from raw materials, assembly of components and testing. The Company's sheet metal, plastic molding, stamping and machining capabilities permit the Company to configure components to customer specifications.

    The Company's corporate headquarters are currently located in two leased buildings in Minnetonka, Minnesota. The Company also leases facilities in Minnetonka for its Minnesota fiber optic operations and its engineering, product management, manufacturing and manufacturing support operations for its transmission products. The Company owns two buildings in Bloomington, Minnesota, which house manufacturing and manufacturing support operations.

    The Company owns two facilities in Le Sueur, Minnesota, which are used for electromechanical assembly and warehouse space. The Company leases additional warehouse space on a short-term basis from time to time to meet its needs. The Company owns another facility in Bloomington, Minnesota, which is leased to an unaffiliated company. In addition, the Company owns approximately 38 acres of undeveloped land in Eden Prairie, Minnesota.

    The Company leases space in Richardson, Texas for an engineering development center and leases sales office facilities in the United States, Canada, Mexico, Venezuela, the United Kingdom, Germany, Belgium, Australia and Singapore. The Company owns a facility in Portland, Oregon, which serves as the office and manufacturing facility for certain of its enterprise networking products and leases space in Waseca, Minnesota, which serves as a research and development center. The Company leases space in Meriden, Connecticut as the office and manufacturing facility for certain of its transmission products. The Company also leases space in Chatsworth, California for certain of its enterprise networking operations.

    Leases for the Company's headquarters, sales offices and manufacturing facilities expire at different times through 2000 and are generally renewable on a fixed term or month-to-month basis.

EMPLOYEES

    As of April 30, 1995, there were 2,725 persons employed by the Company. The Company considers relations with its employees to be good.

              CERTAIN UNITED STATES FEDERAL TAX CONSIDERATIONS FOR
                        NON-U.S. HOLDERS OF COMMON STOCK

    This is a general discussion of certain U.S. federal income and estate tax consequences of the ownership and disposition of Common Stock by a non-U.S. holder. This discussion is based on the Internal Revenue Code of 1986, as amended (the "Code") and administrative and judicial interpretations as of the date hereof, all of which may be retroactively changed. This discussion does not address all the aspects of U.S. federal income and estate taxation that may be relevant to non-U.S. holders in light of their particular circumstances. Nor does it address tax consequences under the laws of any U.S. state, municipality or other taxing jurisdiction or under the laws of any country other than the United States. Prospective non-U.S. holders should consult their own tax advisors about the particular tax consequences to them of holding and disposing of Common Stock.

    A "non-U.S. holder" is a person or entity that, for U.S federal income tax purposes, is a non-resident alien individual, a foreign corporation (one organized outside the United States), a foreign partnership or a foreign state or trust. A non-U.S. citizen individual may be deemed to be a resident alien of the United States by reason of (a) becoming a lawful permanent resident, (b) in certain circumstances an election where the individual is present at least 31 days in the relevant tax year or (c) by being present in the United States on at least 31 days in the calendar year and for an aggregate of 183 days taking into account certain days during the three-year period ending with the current calendar year. For purposes of this determination, all of the days the individual is present in the United States during the current year, one-third of the days the individual is present during the immediately preceding year, and one-sixth of the days the individual is present during the second preceding year are taken into account. Resident aliens are subject to U.S. federal tax as if they were U.S. citizens.

DIVIDENDS

    In the event that dividends are paid to a non-U.S. holder of Common Stock, such dividends will be subject to federal withholding tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty. Under current U.S. Treasury regulations, dividends paid to an address outside the United
States in a foreign country are presumed to be paid to a resident of such country for purposes of the withholding tax. Under the current interpretation of U.S. Treasury regulations, the same presumption applies to determine the applicability of a reduced rate of withholding under a U.S. tax treaty. Thus, non-U.S. holders receiving dividends at addresses outside the United States are not yet required to file tax forms to obtain the benefit of an applicable treaty rate. If there is excess withholding on a person eligible for a treaty benefit, the person can file for a refund with the U.S. Internal Revenue Service.

    Under U.S. Treasury regulations which were proposed in 1984 and which have not yet been put into effect, to claim the benefits of a tax treaty a non-U.S. holder of Common Stock would have to file certain forms accompanied by statements from a competent authority of the treaty country attesting to the holder's eligibility to claim treaty benefits.

    Generally, upon the filing of a Form 4224 with the Company, there is no withholding tax on dividends that are effectively connected with the non-U.S. holder's conduct of a trade or business within the United States. Instead, the effectively connected dividends are subject to tax at rates applicable to U.S. persons. Effectively connected dividends received by a foreign corporation may be subject to an additional "branch profits tax" at a 30% rate (or a lower rate under an applicable income tax treaty) when such dividends are deemed repatriated from the United States.

GAIN ON DISPOSITION OF COMMON STOCK

    A non-U.S. holder generally will not be subject to U.S. federal income tax in respect of gain recognized on a disposition of Common Stock unless (i) the gain is effectively connected with a trade or business of the non-U.S. holder in the United States, (ii) in the case of a non-U.S. holder who is an individual and holds the Common Stock as a capital asset, such holder is present in the United States for 183 or more days in the taxable year of the disposition, (iii) in the case of a non-resident individual who is a partner in a foreign partnership holding the Common Stock, such non-resident individual is present in the United States for

183 or more days in the taxable year of the disposition or the gain is effectively connected with a trade or business conducted by such partnership in the United States, (iv) the non-U.S. holder is subject to tax pursuant to the provisions of U.S. tax law applicable to certain United States expatriates, or
(v) the Company is or has been a "U.S. real property holding corporation" for federal income tax purposes. The Company has not been and does not anticipate becoming a "U.S. real property holding corporation" for U.S. federal income tax purposes.

INFORMATION REPORTING AND BACKUP WITHHOLDING

    Generally, the Company must report to the Internal Revenue Service the amount of dividends paid, the name and address of the recipient and the amount, if any, of tax withheld. A similar report is sent to the holder. Pursuant to tax treaties or other agreements, the Internal Revenue Service may make its reports available to tax authorities in the recipients's country of residence. No further information reporting and no backup withholding is required. Dividends not subject to withholding tax may be subject to backup withholding if the non-U.S. holder is not an "exempt recipient" and fails to provide its tax identification number and other information to the Company.

    If the proceeds of a disposition of Common Stock are paid over by or through a U.S. office of a broker, the payment is subject to information reporting and possible backup withholding at a 31% rate unless the disposing holder certifies as to his name, address and non-United States status or otherwise establishes an exemption. Generally, United States information reporting and backup withholding currently will not apply to a payment of disposition proceeds if the payment is made outside the United States through a non-U.S. office of a non-U.S. broker and the payor does not have actual knowledge that the payee is a U.S. citizen, resident, or a domestic partnership, corporation, estate or trust.

    Backup withholding is not an additional tax. Rather, the tax liability of persons subject to backup withholding will be reduced by the amount of tax withheld. If withholding results in an overpayment of taxes, a refund may be obtained.

FEDERAL ESTATE TAXES

    Common Stock held at death by an individual who is neither a citizen nor domiciled in the United States for federal estate tax purposes will be subject to federal estate tax, unless an applicable estate tax treaty provides otherwise. Domicile is acquired by living in the United States with no definite present intention of leaving. An estate of an individual who is neither a citizen nor domiciled in the United States is generally allowed a statutory credit which is the equivalent of an exclusion of $60,000 of assets from the U.S. estate tax. Tax treaties may permit a larger credit.

                                  UNDERWRITING

    Under the terms of, and subject to the conditions contained in, the U.S. Underwriting Agreement, the form of which is filed as an exhibit to the Registration Statement (the "Registration Statement") of which this Prospectus forms a part, the Underwriters named below (the "U.S. Underwriters"), for whom Lehman Brothers Inc. and Goldman, Sachs & Co. are acting as representatives (the "Representatives"), have severally agreed to purchase from the Company, and the Company has agreed to sell to each U.S. Underwriter, the aggregate number of shares of Common Stock set forth opposite their respective names below:

                                                                                   NUMBER OF
  U.S. UNDERWRITERS                                                                  SHARES
- ---------------------------------------------------------------------------------  ----------
Lehman Brothers Inc..............................................................
Goldman, Sachs & Co..............................................................
                                                                                   ----------
    Total........................................................................   4,400,000
                                                                                   ----------
                                                                                   ----------

    Under the terms of, and subject to the conditions contained in, the International Underwriting Agreement, the form of which is filed as an exhibit to the Registration Statement, the managers named below of the concurrent offering of the Common Stock outside the United States (the "International Managers" and together with the U.S. Underwriters, the "Underwriters") have severally agreed to purchase from the Company, and the Company has agreed to sell to each International Manager, the aggregate number of shares of Common Stock set forth opposite the name of each such International Manager below:

                                                                                   NUMBER OF
  INTERNATIONAL MANAGERS                                                             SHARES
- ---------------------------------------------------------------------------------  ----------
Lehman Brothers International (Europe)...........................................
Goldman Sachs International......................................................
                                                                                   ----------
    Total........................................................................   1,100,000
                                                                                   ----------
                                                                                   ----------

    The U.S. Underwriting Agreement and the International Underwriting Agreement (collectively, the "Underwriting Agreements") provide that the obligations of the U.S. Underwriters and the International Managers to purchase shares of Common Stock are subject to certain conditions, and that if any of the foregoing shares of Common Stock are purchased by the U.S. Underwriters pursuant to the U.S. Underwriting Agreement or by the International Managers pursuant to the International Underwriting Agreement, all the shares of Common Stock agreed to be purchased by either the U.S. Underwriters or the International Managers, as the case may be, pursuant to their respective Underwriting Agreements must be so purchased. The offering price and underwriting discounts and commissions for the U.S. Offering and the International Offering are identical. The closing of the U.S. Offering is a condition to the closing of the International Offering, and the closing of the International Offering is a condition to the closing of the U.S. Offering.

    The Company has been advised that the U.S. Underwriters and the International Managers propose to offer the shares of Common Stock directly to the public at the public offering price set forth on the cover page of this Prospectus, and to certain selected dealers (who may include the U.S. Underwriters and the International Managers) at such public offering price less
a concession not in excess of  $       per share. The U.S. Underwriters and  the
International  Managers  may  allow  and  the  selected  dealers  may  reallow a
concession not in  excess of  $        per share  to certain  other brokers  and
dealers. After commencement of the public offering, the public offering price, the concession to selected dealers and the reallowance to other dealers may be changed by the U.S. Underwriters or the International Managers.

    The Company has granted to the U.S. Underwriters and the International Managers options to purchase up to an aggregate of 660,000 and 165,000 additional shares of Common Stock, respectively, exercisable solely to cover over-allotments, at the offering price to the public less the underwriting discounts and commissions, shown on the cover page of this Prospectus. Either or both of such options may be exercised at any time until 30 days after the date of the U.S. Underwriting Agreement and the International Underwriting Agreement, respectively. To the extent that either option is exercised, each U.S. Underwriter or International Manager, as the case may be, will be committed, subject to certain conditions, to purchase a number of the additional shares of Common Stock proportionate to such U.S. Underwriter's or International Manager's initial commitment as indicated in the preceding tables.

    The Company has agreed to indemnify the U.S. Underwriters and the International Managers against certain liabilities, including liabilities under the Securities Act, and to contribute to payments the U.S. Underwriters and the International Managers may be required to make in respect thereof.

    The   Company  has   agreed  that  without   the  written   consent  of  the
Representatives and, it will not offer, sell, contract to sell or otherwise dispose of any shares of Common Stock or any securities, convertible or exchangeable therefor, for a period of 90 days from the date of this Prospectus, subject to limited exceptions.

    The Company's directors and executive officers, who collectively held as of December 31, 1994 an aggregate of 753,620 shares of Common Stock (including shares issuable upon exercise of options), have agreed that without the consent of the Representatives they will not offer, sell, contract to sell or otherwise dispose of any shares of Common Stock or any securities convertible into or exchangeable therefor for a period of 90 days from the date of this Prospectus.

    The U.S. Underwriters and the International Managers have entered into an Agreement Between U.S. Underwriters and International Managers pursuant to which each U.S. Underwriter has agreed that, as part of the distribution of the shares of Common Stock offered in the U.S. Offering, (i) it is not purchasing any such shares for the account of anyone other than a U.S. Person (as defined below) and
(ii) it has not offered or sold and will not offer, sell, resell or deliver, directly or indirectly, any of such shares or distribute any prospectus relating to the U.S. Offering to anyone other than a U.S. Person. In addition, pursuant to such agreement each International Manager has agreed that, as part of the distribution of the shares of Common Stock offered in the International Offering, (i) it is not purchasing any such shares for the account of a U.S. Person and (ii) it has not offered or sold, and will not offer, sell, resell or deliver, directly or indirectly, any of such shares or distribute any prospectus relating to the International Offering to any U.S. Person. Each International Manager has also agreed that it will offer to sell shares only in compliance with all relevant requirements of any applicable laws.

    The foregoing limitations do not apply to stabilization transactions or to certain other transactions specified in the Underwriting Agreements and the Agreement Between U.S. Underwriters and International Managers, including (i) certain purchases and sales between the U.S. Underwriters and the International Managers, (ii) certain offers, sales, resales, deliveries or distributions to or through investment advisors or other persons exercising investment discretion,
(iii) purchases, offers or sales by a U.S. Underwriter who is also acting as an International Manager or by an International Manager who is also acting as a U.S. Underwriter and (iv) other transactions specifically approved by the Representatives and the International Managers. As used herein, (a) the term "United States" means the United States of America (including the District of Columbia) and its territories, its possessions and other areas subject to its jurisdiction, and (b) the term "U.S. Person" means any resident or national of the United States, any corporation, partnership or other entity created or organized in or under the laws of the United States or any estate or trust the income of which is subject to United States income taxation regardless of the source of its income (other than the foreign branch of any U.S. Person), and includes any United States branch of a Person other than a U.S. Person.

    Certain of the Underwriters and selling group members (if any) that currently act as market makers for the Common Stock may engage in "passive market making" in the Common Stock on the Nasdaq in accordance with Rule 10b-6A under the Exchange Act. Rule 10b-6A permits, upon the satisfaction of certain conditions, underwriters and selling group members participating in a distribution that are also Nasdaq market makers in the security being distributed to engage in limited market making transactions during the period when Rule 10b-6 under the Exchange Act would otherwise prohibit such activity. Rule 10b-6A prohibits underwriters and selling group members engaged in passive market making generally from entering a bid or effecting a purchase at a price that exceeds the highest bid for those securities displayed on the Nasdaq by a market marker that is not participating in the distribution. Under Rule 10b-6A, each underwriter or selling group member engaged in passive market making is subject to a daily net purchase limitation equal to 30% of such entity's average daily trading volume during the two full consecutive calendar months immediately preceding the date of the filing of the registration statement under the Securities Act pertaining to the security to be distributed.

    From time to time, certain of the Underwriters or their affiliates have provided, and may continue to provide, investment banking services to the Company.

                               VALIDITY OF SHARES

    The validity of the Common Stock offered hereby will be passed upon for the Company by Dorsey & Whitney P.L.L.P., Minneapolis, Minnesota. Certain legal matters will passed upon for the Underwriters by Gray Cary Ware & Freidenrich, A Professional Corporation, Palo Alto, California.

                                    EXPERTS

    The consolidated balance sheets of the Company as of October 31, 1993 and 1994, and the consolidated statements of income, stockholders' investment and cash flows for each of the three years in the period ended October 31, 1994, together with the related financial statement schedules thereto, contained in or incorporated by reference in this Prospectus and in the Registration Statement have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their reports with respect thereto, and are included herein in reliance upon the authority of said firm as experts in accounting and auditing in giving said reports.

                 ADC TELECOMMUNICATIONS, INC. AND SUBSIDIARIES
                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                                             PAGE
                                                                             ----
Report of Independent Public Accountants...................................  F-2
Consolidated Balance Sheets................................................  F-3
Consolidated Statements of Income..........................................  F-4
Consolidated Statements of Stockholders' Investment........................  F-5
Consolidated Statements of Cash Flows......................................  F-6
Notes to Consolidated Financial Statements.................................  F-7

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To ADC Telecommunications, Inc.:

    We have audited the accompanying consolidated balance sheets of ADC TELECOMMUNICATIONS, INC. AND SUBSIDIARIES as of October 31, 1994 and 1993, and the related consolidated statements of income, stockholders' investment and cash flows for each of the three years in the period ended October 31, 1994. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

    We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

    In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of ADC Telecommunications, Inc. and Subsidiaries as of October 31, 1994 and 1993, and the results of their operations and their cash flows for each of the three years in the period ended October 31, 1994, in conformity with generally accepted accounting principles.

                                          ARTHUR ANDERSEN LLP

Minneapolis, Minnesota
December 16, 1994

                 ADC TELECOMMUNICATIONS, INC. AND SUBSIDIARIES
                          CONSOLIDATED BALANCE SHEETS
                                 (IN THOUSANDS)

                                       ASSETS

                                                       OCTOBER 31,
                                                    ------------------
                                                      1993      1994
                                                    --------  --------   APRIL 30,
                                                                           1995
                                                                        -----------
                                                                        (UNAUDITED)
Current Assets:
  Cash and cash equivalents.......................  $ 16,324  $ 49,512   $ 37,135
  Accounts receivable, net of reserves of $2,541,
   $2,494 and $3,203..............................    66,830    75,348     82,564
  Inventories, net of reserves of $5,048, $5,668
   and $7,322.....................................    48,278    64,203     83,333
  Prepaid income taxes and other..................    11,099    10,305     10,743
                                                    --------  --------  -----------
    Total current assets..........................   142,531   199,368    213,775
                                                    --------  --------  -----------
Property and Equipment:
  Land and buildings..............................    30,794    31,620     32,412
  Machinery and equipment.........................   100,117   114,337    125,373
  Furniture and fixtures..........................    15,617    16,232     17,657
  Accumulated depreciation and amortization.......   (83,652)  (96,057)  (104,176)
                                                    --------  --------  -----------
    Total property and equipment..................    62,876    66,132     71,266
                                                    --------  --------  -----------
Other Assets, principally goodwill................    74,647    69,184     68,256
                                                    --------  --------  -----------
                                                    $280,054  $334,684   $353,297
                                                    --------  --------  -----------
                                                    --------  --------  -----------

                     LIABILITIES AND STOCKHOLDERS' INVESTMENT
Current Liabilities:
  Current maturities of long-term debt............  $    300  $    400   $    410
  Accounts payable................................    21,194    22,132     22,706
  Accrued compensation and benefits...............    20,490    30,916     25,613
  Accrued income taxes............................     2,368     5,804      4,137
  Other accrued liabilities.......................    10,549     8,101     11,520
                                                    --------  --------  -----------
    Total current liabilities.....................    54,901    67,353     64,386
Deferred Income Taxes.............................     3,949     2,163      1,974
Long-Term Debt, less current maturities above.....       810       410         --
                                                    --------  --------  -----------
    Total liabilities.............................    59,660    69,926     66,360
                                                    --------  --------  -----------
Stockholders' Investment:
  Common stock (27,697, 27,888 and 56,146 shares
   issued and outstanding)........................     5,539     5,577     11,229
  Paid-in capital.................................    29,465    34,851     31,703
  Retained earnings...............................   186,405   225,476    246,331
  Deferred compensation...........................    (1,015)   (1,146)      (875)
  Cumulative translation adjustment...............        --        --     (1,451)
                                                    --------  --------  -----------
    Total stockholders' investment................   220,394   264,758    286,937
                                                    --------  --------  -----------
                                                    $280,054  $334,684   $353,297
                                                    --------  --------  -----------
                                                    --------  --------  -----------

  The accompanying notes are an integral part of these consolidated financial statements.

                 ADC TELECOMMUNICATIONS, INC. AND SUBSIDIARIES
                       CONSOLIDATED STATEMENTS OF INCOME
                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                                                                              SIX MONTHS
                                                         YEARS ENDED OCTOBER 31,           ENDED APRIL 30,
                                                    ----------------------------------  ----------------------
                                                       1992        1993        1994        1994        1995
                                                    ----------  ----------  ----------  ----------  ----------
                                                                                             (UNAUDITED)

NET SALES.........................................  $  316,496  $  366,118  $  448,735  $  204,749  $  262,116
COST OF PRODUCT SOLD..............................     155,074     178,572     221,448     101,407     133,705
                                                    ----------  ----------  ----------  ----------  ----------
GROSS PROFIT......................................     161,422     187,546     227,287     103,342     128,411
                                                    ----------  ----------  ----------  ----------  ----------
    Gross profit percentage.......................        51.0%       51.2%       50.7%       50.5%       49.0%
                                                    ----------  ----------  ----------  ----------  ----------
EXPENSES:
  Development and product engineering.............      36,063      40,988      48,974      23,250      29,146
  Selling and administration......................      82,966      93,311     110,799      51,767      62,401
  Goodwill amortization...........................       2,720       2,798       3,135       1,567       1,566
  Personnel reduction.............................       3,800          --          --          --       3,914
                                                    ----------  ----------  ----------  ----------  ----------
    Total expenses................................     125,549     137,097     162,908      76,584      97,027
                                                    ----------  ----------  ----------  ----------  ----------
OPERATING INCOME..................................      35,873      50,449      64,379      26,758      31,384
                                                    ----------  ----------  ----------  ----------  ----------
OTHER INCOME (EXPENSE), NET:
    Interest......................................        (942)        183       1,158         297       1,203
    Other.........................................        (205)       (895)     (1,216)       (421)     --
INCOME BEFORE INCOME TAXES AND EXTRAORDINARY
 ITEM.............................................      34,726      49,737      64,321      26,634      32,587
PROVISION FOR INCOME TAXES........................      13,700      18,101      23,800       9,854      11,732
                                                    ----------  ----------  ----------  ----------  ----------
NET INCOME BEFORE EXTRAORDINARY ITEM..............      21,026      31,636      40,521      16,780      20,855
EXTRAORDINARY ITEM, NET OF TAXES..................          --          --      (1,450)     (1,450)         --
                                                    ----------  ----------  ----------  ----------  ----------
NET INCOME........................................  $   21,026  $   31,636  $   39,071  $   15,330  $   20,855
                                                    ----------  ----------  ----------  ----------  ----------
                                                    ----------  ----------  ----------  ----------  ----------
AVERAGE COMMON SHARES OUTSTANDING.................      54,176      54,998      55,610      55,520      55,974
                                                    ----------  ----------  ----------  ----------  ----------
                                                    ----------  ----------  ----------  ----------  ----------
EARNINGS PER SHARE BEFORE EXTRAORDINARY ITEM......  $     0.39  $     0.58  $     0.73  $     0.30  $     0.37
                                                    ----------  ----------  ----------  ----------  ----------
                                                    ----------  ----------  ----------  ----------  ----------
EARNINGS PER SHARE................................  $     0.39  $     0.58  $     0.70  $     0.27  $     0.37
                                                    ----------  ----------  ----------  ----------  ----------
                                                    ----------  ----------  ----------  ----------  ----------

  The accompanying notes are an integral part of these consolidated financial statements.

                 ADC TELECOMMUNICATIONS, INC. AND SUBSIDIARIES
              CONSOLIDATED STATEMENTS OF STOCKHOLDERS' INVESTMENT
                                 (IN THOUSANDS)

                                                        COMMON STOCK                                            CUMULATIVE
                                                    --------------------   PAID-IN    RETAINED     DEFERRED     TRANSLATION
                                                     SHARES     AMOUNT     CAPITAL    EARNINGS   COMPENSATION   ADJUSTMENT
                                                    ---------  ---------  ---------  ----------  -------------  -----------
BALANCE OCTOBER 31, 1991..........................     13,429  $   2,686  $  22,285  $  133,743    $    (340)    $      --
Stock issued for employee benefit plans...........        181         36      3,460          --       (1,484)           --
Reduction of deferred compensation................         --         --         --          --          776            --
Net income........................................         --         --         --      21,026           --            --
                                                    ---------  ---------  ---------  ----------  -------------  -----------
BALANCE OCTOBER 31, 1992..........................     13,610      2,722     25,745     154,769       (1,048)           --
Stock split effected in the form of a stock
 dividend.........................................     13,778      2,756     (2,756)         --           --            --
Stock issued for employee benefit plans...........        309         61      6,476          --         (781)           --
Reduction of deferred compensation................         --         --         --          --          814            --
Net income........................................         --         --         --      31,636           --            --
                                                    ---------  ---------  ---------  ----------  -------------  -----------
BALANCE OCTOBER 31, 1993..........................     27,697      5,539     29,465     186,405       (1,015)           --
Stock issued for employee benefit plans...........        191         38      5,386          --       (1,262)           --
Reduction of deferred compensation................         --         --         --          --        1,131            --
Net income........................................         --         --         --      39,071           --            --
                                                    ---------  ---------  ---------  ----------  -------------  -----------
BALANCE OCTOBER 31, 1994..........................     27,888      5,577     34,851     225,476       (1,146)           --
Stock split effected in the form of a stock
 dividend*........................................     28,044      5,609     (5,609)         --           --            --
Stock issued for employee benefit plans*..........        214         43      2,461          --           --            --
Reduction of deferred compensation*...............         --         --         --          --          271            --
Translation adjustment*...........................         --         --         --          --           --        (1,451)
Net income*.......................................         --         --         --      20,855           --            --
                                                    ---------  ---------  ---------  ----------  -------------  -----------
BALANCE APRIL 30, 1995*...........................     56,146  $  11,229  $  31,703  $  246,331    $    (875)    $  (1,451)
                                                    ---------  ---------  ---------  ----------  -------------  -----------
                                                    ---------  ---------  ---------  ----------  -------------  -----------

- ------------------------
*Unaudited

  The accompanying notes are an integral part of these consolidated financial statements.

                 ADC TELECOMMUNICATIONS, INC. AND SUBSIDIARIES
                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (IN THOUSANDS)

                                                                           YEAR ENDED              SIX MONTHS ENDED APRIL
                                                                          OCTOBER 31,                       30,
                                                               ----------------------------------  ----------------------
                                                                  1992        1993        1994        1994        1995
                                                               ----------  ----------  ----------  ----------  ----------
                                                                                                        (UNAUDITED)
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income...................................................  $   21,026  $   31,636  $   39,071  $   15,330  $   20,855
Adjustments to reconcile net income to net cash from
 operating activities--
  Depreciation and amortization..............................      19,878      20,587      23,366      11,213      11,567
  Reduction in deferred compensation.........................         776         814       1,131         543         271
  Decrease in deferred income taxes..........................        (243)       (444)     (1,786)     (1,332)       (189)
  Other......................................................                                              --         115
  Changes in assets and liabilities..........................
    Accounts receivable......................................      (6,041)    (19,416)     (8,518)     (2,718)     (6,516)
    Inventories..............................................       1,364      (9,215)    (15,925)     (7,734)    (18,142)
    Prepaid income taxes and other assets....................        (921)     (3,586)      1,010         814        (283)
    Accounts payable.........................................         560       2,967       8,438         514         482
    Accrued liabilities......................................      (1,644)      6,105      11,414       5,562      (4,855)
                                                               ----------  ----------  ----------  ----------  ----------
      Total cash from operating activities...................      34,755      29,448      58,201      22,192       3,305
                                                               ----------  ----------  ----------  ----------  ----------
CASH FLOWS FROM INVESTMENT ACTIVITIES:
  Property and equipment additions, net......................     (15,780)    (21,243)    (21,788)    (10,261)    (12,108)
  Acquisition payments.......................................          --      (2,199)     (7,087)     (7,087)     (4,676)
  Investment in technology...................................          --        (763)         --          --          --
  Long-term investments......................................          --      (1,835)         --          --      (1,000)
                                                               ----------  ----------  ----------  ----------  ----------
      Total cash used for investment activities..............     (15,780)    (26,040)    (28,875)    (17,348)    (17,784)
                                                               ----------  ----------  ----------  ----------  ----------
CASH FLOWS FROM FINANCING ACTIVITIES:
  Decrease in long-term debt.................................     (30,612)    (13,324)       (300)       (300)       (400)
  Common stock issued........................................       2,012       5,756       4,162         896       2,504
                                                               ----------  ----------  ----------  ----------  ----------
      Total cash from (used for) financing activities........     (28,600)     (7,568)      3,862         596       2,104
                                                               ----------  ----------  ----------  ----------  ----------
EFFECT OF EXCHANGE RATE CHANGES ON CASH......................          --          --          --          --          --
                                                               ----------  ----------  ----------  ----------  ----------
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS.............      (9,625)     (4,160)     33,188       5,440     (12,377)
CASH AND CASH EQUIVALENTS, beginning of period...............      30,109      20,484      16,324      16,324      49,512
                                                               ----------  ----------  ----------  ----------  ----------
CASH AND CASH EQUIVALENTS, end of period.....................  $   20,484  $   16,324  $   49,512  $   21,764  $   37,135
                                                               ----------  ----------  ----------  ----------  ----------
                                                               ----------  ----------  ----------  ----------  ----------
SUPPLEMENTAL DISCLOSURES:
  Interest paid..............................................  $    2,271  $      308  $      574  $       80  $       69
  Income taxes paid..........................................  $   13,361  $   18,206  $   21,802  $    6,752  $   13,560
                                                               ----------  ----------  ----------  ----------  ----------
                                                               ----------  ----------  ----------  ----------  ----------

  The accompanying notes are an integral part of these consolidated financial statements.

                 ADC TELECOMMUNICATIONS, INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

    BUSINESS AND OPERATIONS--The consolidated financial statements include the accounts of ADC Telecommunications, Inc. (a Minnesota corporation) and its wholly-owned subsidiaries, referred to collectively herein as the Company. All significant intercompany transactions and balances have been eliminated in consolidation.

    The Company designs, manufactures and markets a broad range of transmission, and networking systems, and physical connectivity products for broadband telecommunications networks utilizing copper, coax, fiber optic and wireless transmission methods. Revenue is recognized at the time of shipment. Export sales were $49,347,000, $58,919,000, and $67,113,000 for the years ended October 31, 1992, 1993 and 1994, and $29,500,000 and $46,627,000 for the six months ended April 30, 1994 and 1995, respectively.

    CASH EQUIVALENTS--Cash equivalents primarily represent short-term investments in commercial paper with maturities of three months or less. These investments are reflected in the accompanying consolidated balance sheets at cost, which approximates market.

    INVENTORIES--Inventories include material, labor and overhead and are stated at the lower of first-in, first-out cost or market. Inventories consisted of:

                                                                           OCTOBER 31,
                                                                       --------------------   APRIL 30,
                                                                         1993       1994        1995
                                                                       ---------  ---------  -----------
                                                                          (IN THOUSANDS)     (UNAUDITED)
Purchased materials and manufactured products........................  $  42,889  $  57,031   $  75,471
Work-in-process......................................................      5,389      7,172       7,862
                                                                       ---------  ---------  -----------
                                                                       $  48,278  $  64,203   $  83,333
                                                                       ---------  ---------  -----------
                                                                       ---------  ---------  -----------

    PROPERTY AND EQUIPMENT--Property and equipment are recorded at cost. Additions and improvements to property and equipment are capitalized at cost while maintenance and repair expenditures are charged to operations as incurred.

    Depreciation charges are computed using the straight-line method for financial reporting purposes and both straight-line and accelerated methods for income tax purposes. For financial reporting purposes, depreciation is provided over the following estimated useful lives:

                                                                                            YEARS
                                                                                            -----
Buildings and improvements.............................................................        5-30
Machinery and equipment................................................................        3-10
Furniture and fixtures.................................................................        3-10

    GOODWILL AND OTHER INTANGIBLES--The excess of the cost over the net assets of acquired businesses (goodwill of $77,000,000 at October 31, 1993 and 1994 and at April 30, 1995) is being amortized on a straight-line basis over 25 years. Related accumulated amortization was $8,653,000, $11,788,000, and $13,355,000 at October 31, 1993 and 1994 and April 30, 1995, respectively. Other intangibles are being amortized on a straight-line basis over five years.

    FOREIGN CURRENCY TRANSLATION--The functional currency for the majority of the Company's foreign operations is the applicable local currency. The translation to U.S. dollars is performed for balance sheet accounts using exchange rates in effect at the balance sheet date and for revenue and expense accounts using a weighted average exchange rate during the period. The gains or losses resulting from such translation are included in stockholders' investment. Prior to 1995, the Company's primary functional currency was the U.S. dollar. The functional currency changed as a result of substantial changes in the Company's foreign operations.

                 ADC TELECOMMUNICATIONS, INC. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES: (CONTINUED)
    RESEARCH AND DEVELOPMENT COSTS--The Company's policy is to expense all research and development costs in the period incurred.

    WARRANTY COSTS--The Company warrants most of its products against defects in materials and workmanship under normal use and service for periods extending to fifteen years. Historically, warranty costs have been insignificant. The Company maintains reserves for warranty costs based on this experience.

    EARNINGS PER SHARE--Earnings per share is computed using the weighted average number of common shares outstanding during the year, after consideration of the dilutive effect of stock options and restricted stock awards.

    RECLASSIFICATIONS--Certain prior year amounts have been reclassified to conform to the current year financial statement presentation. These reclassifications had no impact on previously reported results of operations or stockholders' investment.

    NEW ACCOUNTING PRONOUNCEMENTS--A new accounting standard, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of, requires impairment losses on long-lived assets to be recognized when an asset's book value exceeds its expected future cash flows (undiscounted). The Company anticipates adopting this standard on November 1, 1996 and does not expect that adoption will have a material impact on the financial position or results of operations of the Company.

    INTERIM RESULTS (UNAUDITED)--The accompanying consolidated balance sheet at April 30, 1995 and the consolidated statements of income and cash flows for the six months ended April 30, 1994 and 1995, and the consolidated statement of stockholders' investment for the six months ended April 30, 1995 are unaudited. In the opinion of the Company's management, the unaudited interim consolidated financial statements have been prepared on the same basis as the audited consolidated financial statements and include all adjustments, consisting of only normal recurring adjustments, necessary to fairly state the information set forth therein. The results of operations for the six months ended April 30, 1995 are not necessarily indicative of the results to be expected for the fiscal year ending October 31, 1995. The information disclosed in these notes to consolidated financial statements related to these periods is unaudited.

(2) EXTRAORDINARY ITEM:
    The building that serves as headquarters for Fibermux Corporation (Fibermux), a wholly-owned subsidiary of the Company, suffered damage as a result of the earthquake that struck Los Angeles on January 17, 1994. The facility sustained damages of $2,300,000 (net of the related $850,000 tax benefit). All operations resumed by February 8, 1994.

(3) ACQUISITIONS:
    Effective May 6, 1991, the Company acquired Fibermux. During the third quarter of 1990, the Company acquired technology and other assets of TELINQ Systems Incorporated and the stock of American Lightwave Systems, Inc. (ALS). Payments related to these acquisitions through April 30, 1995 totalled $74,050,000.

    These acquisitions have been accounted for as purchases. Accordingly, the total purchase prices were allocated to the net assets acquired based on estimated fair values at the dates of the acquisitions. The excess of cost over the net assets acquired has been recorded as goodwill. The results of operations have been included in the Consolidated Statements of Income from the respective acquisition dates. The inclusion of financial data for these acquisitions prior to the dates of acquisition would not have materially affected reported results.

(4) DEBT:
    The Company has revolving credit agreements which permit borrowing up to $40,000,000 on an unsecured basis, principally at prevailing market rates of interest. The agreements require, among other

                 ADC TELECOMMUNICATIONS, INC. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(4) DEBT: (CONTINUED)
matters, that the Company meet certain defined net worth, interest coverage and liability to equity ratios, and restrict cash dividends. The Company was in compliance with these covenants at April 30, 1995. The Company pays commitment fees based upon the average unused amounts of the commitments. There are no compensating balance requirements.

    In May 1991, the Company borrowed $40,000,000 under the revolving credit agreements to partially finance the acquisition of Fibermux. The debt outstanding under such agreements was repaid during 1992 and 1993. There was no outstanding debt under these agreements during 1994 or during the six months ended April 30, 1995. The weighted average annual interest rates during the period borrowings were outstanding were 5.3%, and 4.9% for 1992 and 1993, respectively.

    At October 31, 1993 and 1994, and at April 30, 1995, the Company had a mortgage note payable of $1,100,000, $810,000, and $410,000, respectively, collateralized by certain land, buildings and equipment. The note is payable in annual installments of approximately $400,000 through 1996 and bears interest at a rate of 7.55%.

(5) EMPLOYEE BENEFIT PLANS:

    PENSION PLAN--The Company maintains a defined benefit plan covering a majority of its employees. The Company funds the plan in accordance with the requirements of Federal laws and regulations. Plan assets consist of fixed income securities and a managed portfolio of equity securities.

    Pension expense included the following components:

                                                                               YEAR ENDED OCTOBER 31,
                                                                           -------------------------------
                                                                             1992       1993       1994
                                                                           ---------  ---------  ---------
                                                                                   (IN THOUSANDS)
Service cost for benefits earned during the period.......................  $   1,412  $   1,828  $   1,804
Interest cost on the projected benefit obligation........................      1,207      1,348      1,522
Return on assets.........................................................     (1,216)    (2,137)      (633)
Net amortization and deferral............................................        266        984       (700)
                                                                           ---------  ---------  ---------
                                                                           $   1,669  $   2,023  $   1,993
                                                                           ---------  ---------  ---------
                                                                           ---------  ---------  ---------
Discount rate used to determine actuarial present value of benefits at
 October 31..............................................................       7.0%       7.0%       7.5%
                                                                           ---------  ---------  ---------
                                                                           ---------  ---------  ---------

    The rate of compensation used to measure the projected benefit obligation was 6% in 1992, 5% in 1993 and 5% in 1994. The expected long-term rate of return on plan assets was 9%.

                 ADC TELECOMMUNICATIONS, INC. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(5) EMPLOYEE BENEFIT PLANS: (CONTINUED)
    The  following table sets forth the funded  status of the plan as of October
31:

                                                                                     1993        1994
                                                                                  ----------  ----------
                                                                                      (IN THOUSANDS)
Accumulated benefit obligation:
  Vested........................................................................  $  (16,282) $  (17,857)
  Nonvested.....................................................................      (1,248)     (1,405)
                                                                                  ----------  ----------
    Total.......................................................................     (17,530)    (19,262)
Excess of projected benefit obligation over accumulated benefit obligation......      (4,216)     (3,164)
                                                                                  ----------  ----------
Projected benefit obligation....................................................     (21,746)    (22,426)
Market value of plan assets.....................................................      16,990      17,589
                                                                                  ----------  ----------
Unfunded projected benefit obligation...........................................      (4,756)     (4,837)
Unrecognized net (gain) loss....................................................        (872)     (1,922)
Unrecognized prior service cost.................................................       2,092       1,967
Unrecognized transition liability...............................................         993         922
                                                                                  ----------  ----------
    Total accrued pension liability.............................................  $   (2,543) $   (3,870)
                                                                                  ----------  ----------
                                                                                  ----------  ----------

    The Company also maintains supplemental defined benefit retirement plans for members of the Board of Directors and for certain officers. The cost of these plans was $257,000, $210,000, and $352,000 for 1992, 1993 and 1994,
respectively.

    RETIREMENT SAVINGS PLAN--The Company has a voluntary plan of investment available to any employee who has completed one year of service. The Company contributes 1% of wages to the Retirement Savings Plan on behalf of all employees covered under the plan. Based on Company performance, salary deferrals up to 6% of wages are partially matched by the Company. Employees are fully vested in salary deferrals and Company contributions at all times. The contributions to this plan totalled $2,639,000, $3,210,000, and $6,778,000 in 1992, 1993 and 1994, respectively. A portion of the cash contributions is invested in the Company's stock by the Plan's trustee.

    STOCK AWARD PLANS--The Company maintains a Stock Incentive Plan which provides for the granting of certain stock awards, including stock options at fair market value and restricted shares, to key employees of the Company.

    The Company also maintains a Non-Employee Director Stock Option Plan in order to enhance the ability to attract and retain the services of experienced and knowledgeable outside directors. The plan provides for granting a maximum of 110,000 nonqualified stock options at fair market value.

    The Company issued shares of common stock to certain employees which are restricted as to their transferability through October 31, 1996. The market value of such stock at the date of issuance is being amortized over the restricted period. The unamortized amount of the resulting deferred compensation is recorded as a reduction of stockholders' investment. In addition, the Company awarded stock retention bonuses which provide for cash payments to offset the personal income taxes incurred upon the lapsing of stock restriction. The compensation expense associated with this plan was $1,008,000, $1,938,000, and $3,213,000 for the years ended October 31, 1992, 1993 and 1994, and $1,331,000 and $306,000 for the six months ended April 30, 1994 and 1995, respectively.

                 ADC TELECOMMUNICATIONS, INC. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(5) EMPLOYEE BENEFIT PLANS: (CONTINUED)
    The following schedule summarizes activity in the plans:

                                                                        STOCK     RESTRICTED    GRANT
                                                                       OPTIONS      STOCK       PRICE
                                                                      ----------  ----------  ---------
Outstanding at October 31, 1992.....................................   2,805,680     248,936  $    3-$9
  Granted...........................................................     186,400      56,600  $  10-$21
  Exercised.........................................................    (949,474)         --  $    3-$9
  Restrictions lapsed...............................................          --     (46,000) $    5-$9
  Cancelled.........................................................    (157,866)    (38,420) $   6-$13
                                                                      ----------  ----------
Outstanding at October 31, 1993.....................................   1,884,740     221,116  $   3-$21
  Granted...........................................................     448,270      68,230  $  16-$22
  Exercised.........................................................    (324,398)         --  $   3-$11
  Restrictions lapsed...............................................          --    (172,316) $   6-$15
  Cancelled.........................................................     (35,806)    (16,220) $   6-$19
                                                                      ----------  ----------
Outstanding at October 31, 1994.....................................   1,972,806     100,810  $   3-$22
  Granted*..........................................................   1,439,013       9,000  $  20-$32
  Exercised*........................................................    (382,278)         --  $   3-$19
  Restrictions lapsed*..............................................          --        (720) $  18-$22
  Cancelled*........................................................    (164,285)    (17,950) $  18-$32
                                                                      ----------  ----------
Outstanding at April 30, 1995*......................................   2,865,256      91,140  $   3-$32
                                                                      ----------  ----------  ---------
                                                                      ----------  ----------  ---------
Exercisable at April 30, 1995.......................................   1,284,267          --  $   3-$27
                                                                      ----------  ----------  ---------
                                                                      ----------  ----------  ---------

- ------------------------
* Unaudited

(6) CAPITAL STOCK:

    AUTHORIZED STOCK--The Company is authorized to issue 100,000,000 shares of common stock at 20 cents par value and 10,000,000 shares of preferred stock, no par value. The Board of Directors has the power to determine the dividend, voting, conversion and redemption rights of each series of preferred stock which they may create. There are no preferred shares issued.

    STOCK SPLIT--On January 24, 1995 the Company declared a two-for-one stock split effected in the form of a 100% stock dividend paid February 28, 1995 to stockholders of record as of February 15, 1995. On May 26, 1993, the Company declared a two-for-one stock split effected in the form of a 100% stock dividend paid June 28, 1993 to stockholders of record as of June 15, 1993. The share and per share information in the accompanying financial statements have been adjusted to reflect the effect of the stock dividends.

    SHAREHOLDER RIGHTS PLAN--The Company has a Shareholder Rights Plan which provides that if any person or group acquires 20% or more of the Company's common stock, each Right not owned by such person or group will entitle its holder to purchase, at the Right's then-current purchase price ($8 1/3 at April 30, 1995), common stock of the Company having a value of twice the Right's purchase price. The Rights would not be triggered, however, if the acquisition of 20% or more of the Company's common stock is pursuant to a tender offer or exchange for all outstanding shares of the Company's common stock which is determined by the Board of Directors to be fair and in the best interests of the Company and its shareholders. If the Board of Directors determines that a 10% shareholder's interest is likely to have an adverse effect on the long-term interests of the Company and its shareholders, the Rights may also become exercisable. The Rights are redeemable at 5/6 cent any time prior to the time they become exercisable. The Rights will expire on October 6, 1996 if not previously redeemed or exercised.

                 ADC TELECOMMUNICATIONS, INC. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(7) INCOME TAXES:
    Effective November 1, 1993, the Company adopted Statement of Financial Accounting Standards (SFAS) No. 109, "Accounting for Income Taxes." SFAS No. 109 requires the recognition of deferred tax liabilities or assets for the expected future tax consequences of temporary differences between the book and tax bases of assets and liabilities. SFAS No. 109 was adopted prospectively and the cumulative impact of adoption was not material.

    The components of the provision for income taxes are as follows:

                                                                             YEARS ENDED OCTOBER 31,
                                                                         -------------------------------
                                                                           1992       1993       1994
                                                                         ---------  ---------  ---------
                                                                                 (IN THOUSANDS)
Current taxes payable--
  Federal..............................................................  $  12,071  $  17,820  $  21,357
  Foreign..............................................................        567        426        330
  State................................................................      1,629      2,859      3,211
                                                                         ---------  ---------  ---------
                                                                            14,267     21,105     24,898
Deferred...............................................................       (567)    (3,004)    (1,098)
                                                                         ---------  ---------  ---------
  Total provision......................................................  $  13,700  $  18,101  $  23,800
                                                                         ---------  ---------  ---------
                                                                         ---------  ---------  ---------

    The Company records a reduction in income taxes payable for qualifying tax credits in the year in which they occur.

    The benefit for deferred taxes is primarily due to timing differences in the tax deductibility of employee benefit plan costs, depreciation and certain accrued expenses and reserves which are not yet deductible for income tax purposes.

    The effective income tax rate differs from the Federal statutory rate as follows:

                                                                                            YEARS ENDED OCTOBER 31,
                                                                                     -------------------------------------
                                                                                        1992         1993         1994
                                                                                        -----        -----        -----
Federal statutory rate.............................................................          34%          35%          35%
Current year tax credits utilized for research and development.....................          (3)          (2)          (2)
Goodwill...........................................................................           3            2            2
State income taxes, net............................................................           3            3            3
Other, net.........................................................................           2           (2)          (1)
                                                                                             --           --           --
  Effective income tax rate........................................................          39%          36%          37%
                                                                                             --           --           --
                                                                                             --           --           --

    The Company's effective tax rate of 36% for the six months ended April 30, 1995 is based on the 1995 estimated annual rate.

                 ADC TELECOMMUNICATIONS, INC. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(7) INCOME TAXES: (CONTINUED)
    Deferred tax assets and liabilities as of October 31, 1994 are comprised of the following:

Current deferred tax assets:
  Asset valuation reserves.........................................  $   3,059
  Accrued liabilities..............................................      4,339
  Other............................................................        326
                                                                     ---------
    Total..........................................................  $   7,724
                                                                     ---------
                                                                     ---------
Non-current deferred tax assets (liabilities):
  Depreciation.....................................................  $  (2,536)
  Other............................................................        373
                                                                     ---------
    Total..........................................................  $  (2,163)
                                                                     ---------
                                                                     ---------

    The Company's United States income tax returns for years through 1993 have been examined. Management believes that adequate provision for income taxes has been made for all periods through April 30, 1995.

(8) COMMITMENTS AND CONTINGENCIES:

    OPERATING LEASES--A portion of the Company's operations are conducted using leased equipment and facilities. These leases are non-cancellable and renewable with expiration dates ranging through the year 2004. The rental expense included in the accompanying consolidated income statements was $5,324,000, $5,347,000, and $5,411,000 for the years ended October 31, 1992, 1993 and 1994, and $2,387,000 and $2,679,000 for the six months ended April 30, 1994 and 1995, respectively.

    The following is a schedule of future minimum rental payments required under all non-cancellable operating leases as of October 31, 1994:

                                                            (IN THOUSANDS)
                                                            --------------
1995......................................................    $    5,078
1996......................................................         3,711
1997......................................................         2,281
1998......................................................         1,753
1999 and Thereafter.......................................         3,274
                                                                 -------
                                                              $   16,097
                                                                 -------
                                                                 -------

    CONTINGENCIES--The Company is exposed to a number of asserted and unasserted potential claims encountered in the normal course of business. In the opinion of management, the resolution of these matters will not have a material adverse effect on the Company's financial position or results of operations.

    CHANGE OF CONTROL--The Board of Directors has approved the extension of certain employee benefits, including salary continuation to key employees, in the event of a change of control of the Company. The Board has retained the flexibility to cancel such provisions under certain circumstances.

(9) PERSONNEL REDUCTION (UNAUDITED):
    During the six months ended April 30, 1995, the Company initiated a realignment of its Kentrox and Fibermux subsidiaries into one business unit. The Company recorded a one-time charge of $3,914,000 in conjunction with the realignment, primarily related to reductions in personnel. The realignment terminated approximately 110 Fibermux employees primarily in sales and administration and engineering. Substantially all termination benefits are expected to be paid by October 31, 1995.

- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

    NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS NOT CONTAINED IN THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR ANY OF THE U.S. UNDERWRITERS. THIS PROSPECTUS DOES NOT
CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY ANY SECURITIES OTHER THAN THE SECURITIES TO WHICH IT RELATES OR AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY SUCH SECURITIES IN ANY CIRCUMSTANCES IN WHICH SUCH OFFER OR SOLICITATION IS UNLAWFUL. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF OR THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO ITS DATE.

                             ---------------------

                               TABLE OF CONTENTS

                                                        Page
                                                         ---
Available Information..............................           2
Documents Incorporated by Reference................           2
Prospectus Summary.................................           3
Risk Factors.......................................           5
Use of Proceeds....................................           8
Price Range of Common Stock and Dividend Policy....           8
Capitalization.....................................           9
Selected Consolidated Financial Data...............          10
Management's Discussion and Analysis of Financial
  Condition and Results of Operations..............          11
Business...........................................          17
Certain United States Federal Tax Considerations
  for Non-U.S. Holders of Common Stock.............          26
Underwriting.......................................          28
Validity of Shares.................................          30
Experts............................................          30
Index to Consolidated Financials Statements........         F-1

                                5,500,000 SHARES

                  [LOGO]

                                  COMMON STOCK

                              -------------------

                                   PROSPECTUS
                                 June   , 1995

                             ---------------------

                                LEHMAN BROTHERS

                              GOLDMAN, SACHS & CO.

- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

                                [INT'L VERSION]

- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

    NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS NOT CONTAINED IN THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR ANY OF THE INTERNATIONAL MANAGERS. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY ANY SECURITIES OTHER THAN THE SECURITIES TO WHICH IT RELATES OR AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY SUCH SECURITIES IN ANY CIRCUMSTANCES IN WHICH SUCH OFFER OR SOLICITATION IS UNLAWFUL. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF OR THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO ITS DATE.

                             ---------------------

                               TABLE OF CONTENTS

                                                        Page
                                                         ---
Available Information..............................           2
Documents Incorporated by Reference................           2
Prospectus Summary.................................           3
Risk Factors.......................................           5
Use of Proceeds....................................           8
Price Range of Common Stock and Dividend Policy....           8
Capitalization.....................................           9
Selected Consolidated Financial Data...............          10
Management's Discussion and Analysis of Financial
  Condition and Results of Operations..............          11
Business...........................................          17
Certain United States Federal Tax Considerations
  for Non-U.S. Holders of Common Stock.............          26
Underwriting.......................................          28
Validity of Shares.................................          30
Experts............................................          30
Index to Consolidated Financials Statements........         F-1

                                5,500,000 SHARES

                  [LOGO]

                                  COMMON STOCK

                              -------------------

                                   PROSPECTUS
                                 June   , 1995

                             ---------------------

                                LEHMAN BROTHERS

                          GOLDMAN SACHS INTERNATIONAL

- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

                                    PART II
                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

    The following expenses will be paid by the Company in connection with the distribution of the securities registered hereby and do not include the underwriting discount to be paid to the Underwriters. All such expenses, except for the SEC Registration Fee, the NASD Filing Fee and the Nasdaq Stock Market Listing Fee, are estimated.

SEC registration fee..............................................  $  65,432
NASD Filing Fee...................................................     19,475
Nasdaq Stock Market Listing Fee...................................     17,500
Legal Fees and Expenses...........................................    150,000
Accountants' Fees and Expenses....................................     30,000
Printing and Engraving Expenses...................................    100,000
Blue Sky Fees and Expenses........................................     20,000
Transfer Agent's and Registrar's Fees.............................     15,000
Miscellaneous.....................................................     57,593
                                                                    ---------
  Total...........................................................  $ 475,000
                                                                    ---------
                                                                    ---------

ITEM 15.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

    Minnesota Statutes Section 302A.521 provides that a corporation shall indemnify any person made or threatened to be made a party to a proceeding by reason of the former or present official capacity of such person against judgments, penalties, fines (including, without limitation, excise taxes assessed against such person with respect to any employee benefit plan), settlements and reasonable expenses, including attorneys' fees and disbursements, incurred by such person in connection with the proceeding, if, with respect to the acts or omissions of such person complained of in the proceeding, such person (1) has not been indemnified therefor by another organization or employee benefit plan; (2) acted in good faith; (3) received no improper personal benefit and Section 302A.255 (with respect to director conflicts of interest), if applicable, has been satisfied; (4) in the case of a criminal proceeding, had no reasonable cause to believe the conduct was unlawful; and (5) reasonably believed that the conduct was in the best interests of the corporation in the case of acts or omissions in such persons official capacity for the corporation or reasonably believed that the conduct was not opposed to the best interests of the corporation in the case of acts or omissions in such person's official capacity for other affiliated organizations.
Article IX of the Bylaws of the Company provides that the Company shall indemnify officers and directors to the extent permitted by Section 302A.521 as now enacted or hereafter amended.

    The Company also maintains an insurance policy or policies to assist in funding indemnification of directors and officers for certain liability.

ITEM 16.  EXHIBITS

 NUMBER    DESCRIPTION
- ---------  ----------------------------------------------------------------------------------------------
     1.1   Form of U.S. Underwriting Agreement.
     1.2   Form of International Underwriting Agreement.
     5     Opinion and consent of Dorsey & Whitney P.L.L.P.
    23.1   Consent of Arthur Andersen LLP.
    23.2   Consent of Dorsey & Whitney P.L.L.P. (included in Exhibit 5).
    24     Powers of attorney.

ITEM 17.  UNDERTAKINGS

    A.  UNDERTAKINGS REGARDING RULE 415.

    The undersigned registrant hereby undertakes:

        (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

        (a) To include any prospectus required by section 10(a)(3) of the Securities Act of 1933.

        (b) To reflect in the prospectus any facts or events arising after the effective date of this registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in this registration statement; and

        (c) To include any material information with respect to the plan of distribution not previously disclosed in this registration statement or any material change to such information in this registration statement;

    provided, however, that paragraphs (a) and (b) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed by the registrant pursuant to section 13 or 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in the registration statement.

        (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at the time shall be deemed to be the initial bona fide offering thereof.

        (3) To remove from registration  by means of a post-effective  amendment
    any   of  the  securities  being  registered  which  remain  unsold  at  the termination of the offering.

    The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

    B.  UNDERTAKING REGARDING RULE 430A.

    The undersigned registrant further undertakes that:

        (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

        (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

    C.  UNDERTAKING REGARDING INDEMNIFICATION.

    Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES

    Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Minneapolis, State of Minnesota, on May 18, 1995.
                                          ADC TELECOMMUNICATIONS, INC.

                                          By:       /s/ WILLIAM J. CADOGAN

                                             -----------------------------------
                                                     William J. Cadogan
                                              CHAIRMAN OF THE BOARD, PRESIDENT,
                                              CHIEF EXECUTIVE OFFICER AND CHIEF
                                                      OPERATING OFFICER

    Pursuant   to  the  requirements  of  the   Securities  Act  of  1933,  this
registration statement has been signed by the following persons in the capacities indicated on May 18, 1995.

                Signature                                  Title
- ------------------------------------------  -----------------------------------

                                            Chairman of the Board, President,
          /s/ WILLIAM J. CADOGAN              Chief Executive Officer and Chief
- ------------------------------------------    Operating Officer
            William J. Cadogan                (principal executive officer)

           /s/ ROBERT E. SWITZ              Vice President, Chief Financial
- ------------------------------------------    Officer and Secretary (principal
             Robert E. Switz                  financial officer)

         /s/ CHARLES T. ROEHRICK
- ------------------------------------------  Vice President and Controller
           Charles T. Roehrick                (principal accounting officer)

         JAMES C. CASTLE, Ph.D.*            Director
           THOMAS E. HOLLORAN*              Director
           B. KRISTINE JOHNSON*             Director
            CHARLES W. OSWALD*              Director
              ALAN E. ROSS*                 Director
            JEAN-PIERRE ROSSO*              Director
           DONALD M. SULLIVAN*              Director
            WARDE F. WHEATON*               Director
             JOHN D. WUNSCH*                Director

         *By /s/ ROBERT E. SWITZ
    --------------------------------------
             Robert E. Switz
             ATTORNEY-IN-FACT

                               INDEX TO EXHIBITS

EXHIBIT
NUMBER     DESCRIPTION OF EXHIBIT                                                                FORM OF FILING
- ---------  ------------------------------------------------------------------------  --------------------------
     1.1   Form of U.S. Underwriting Agreement.                                         Electronic Transmission
     1.2   Form of International Underwriting Agreement.                                Electronic Transmission
     5     Opinion and consent of Dorsey & Whitney P.L.L.P.                             Electronic Transmission
    23.1   Consent of Arthur Andersen LLP.                                              Electronic Transmission
    23.2   Consent of Dorsey & Whitney P.L.L.P. (included in Exhibit 5).                Electronic Transmission
    24     Powers of attorney.                                                          Electronic Transmission